INVESTOR DISCLOSURE PACKET

729 Lime, LLC

(a California limited liability company)

$300,000

Limited Liability Company Interests

729 Lime, LLC

c/o Morongo Moraga, LLC

1803 Pontius Avenue

Los Angeles, CA. 90025

October 29, 2018

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	729 Lime, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	California
Date Company Was Formed (from the Company's Certificate of Incorporation)	September 7, 2018
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	1803 Pontius Avenue, Los Angeles, CA, 90025
Website Address	Cochisecapital.com

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager.
- If your Company is a general partnership, include any individual who is a general partner.

Person #1

Name	David M. Talla	
All positions with the Company and How Long for Each Position	**Position:** Manager of Morongo Moraga, LLC, manager of the Company.	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Entrepreneur and real estate developer	
Principal Occupation During Last Three Years	Manager of Cochise Capital	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	**Morongo Moraga, LLC**

§227.201(d) – The Company's Business and Business Plan

About the Project

729 Lime, LLC (the "Company") is seeking to raise approximately $852,000 of equity for the purchase and renovation of a 13-unit, multi-family building at 729 Lime Avenue in Long Beach, California.[1] The City of Long Beach has tremendous access to employment (see "About the Market".) The property is in close proximity to the desirable and trendy East Village Arts District and was purchased for a total purchase price of $2,100,000.[2]

Built in 1923, the property has a total of 13 units with a mix of 4 studios, 7 one bedroom/one bathroom units, 1 two bedroom/one bathroom unit and 1 three bedroom/one bathroom unit. The units average 515 square feet in size and amenities include an on-site laundry and gated entry. Total rentable square footage is approximately 6,696 square feet and the lot size of the property is 7,500 square feet.

The Company, which closed on the property on October 12, 2018, plans to renovate each unit as it comes vacant, spending approximately $18,000 - $23,000 per unit on interior improvements and $90,000 - $95,000 on the exterior and common areas of the property. This renovation period is anticipated to begin in January of 2019 and end by the summer of the same year. The Company estimates renovating 2 to 3 interiors per month until the building is fully refurbished. Once renovated, the average rents are expected to increase from approximately $1.90 per square foot to $2.80 per square foot.

The Company is owned 40% by Morongo Moraga LLC, 40% by Rex Licklider and 20% by Cochise Capital, LLC. Morongo Moraga, LLC is the Manager and has sole control. Members only vote on extraordinary transactions. Mike Talla controls Morongo Moraga ("the Manager") and Cochise Capital ("the Sponsor").

About the Development Team

Michael Talla is the managing member of Morongo Morago, LLC, the manager with sole control of the Company. Mr. Talla is an accomplished real estate developer and entrepreneur. Mr. Talla's companies have developed more than 4,000,000 square feet of real estate over the last 30 years including high-rise, mixed-use, and commercial properties in Los Angeles, New York, San Francisco, Washington, DC, and Las Vegas.

Mr. Talla began his career in the health and racquetball club industry. In 1976, he founded the Sports Connection to develop, own and operate full service health and sports clubs. Through the Sports Connection, Mr. Talla developed more than 30 clubs in California. In 1978, he started the Talla Development Company to invest in and develop commercial and residential real estate throughout California. Another investment company which develops and manages retail centers in Los Angeles and Las Vegas, West Hollywood Development, was started in 1981.[3] In 2007, he developed the 340,000 square

---

[1] https://www.google.com/maps/place/729+Lime+Ave,+Long+Beach,+CA+90813/@33.7759825,-118.1837133,15z/data=!4m13!1m7!3m6!1s0x80dd31406b3a9e0b:0xd93571bf610e00af!2s729+Lime+Ave,+Long+Beach,+CA+90813!3b1!8m2!3d33.7759693!4d-118.1839646!3m4!1s0x80dd31406b3a9e0b:0xd93571bf610e00af!8m2!3d33.7759693!4d-118.1839646

[2] https://www.visitlongbeach.com/neighborhoods/downtown-waterfront/east-village-arts-district/

[3] http://www.westhollywooddevelopment.com/

foot Carlyle condominium high-rise on Wilshire Boulevard, which is the premier residential building in Los Angeles.[4]

Mr. Talla is best known for founding The Sports Club Company in 1994 and has served as both the Chairman of the Board and CEO of the Company since its inception. The Sports Club/LA is the premier brand in the club industry with large facilities in Los Angeles, New York, Boston, Miami, Washington D.C., and San Francisco. Mr. Talla resigned as the CEO in March 2004 to devote his full attention to his real estate companies and development projects. The Sports Club Company completed the sale of its clubs in 2012 for a total of $245,000,000.[5]

His investment company, Cochise Capital, LLC, has ownership interests in companies encompassing industries in real estate, hi-tech, finance, and hospitality.[6] He is the largest Fatburger franchisee in the world and his operating nightclubs had revenues of $110,000,000 last year.

Additionally, he is active in the community and several local youth organizations, including serving on the Board of Trustees at Curtis School, EPICC, the For Kids Only Foundation, West L.A. Little League, AYSO Youth Soccer organization, Prostate Cancer Foundation, and the M.D. Anderson Medical Facility.

Other partners in the Company include Cochise Capital and Rex Licklider.

Cochise Capital is a Los Angeles-based real estate and investment firm owned and operated by David M. Talla and Rex A. Licklider. Business partners for over thirty years, Mr. Talla and Mr. Licklider began their respective careers in physical fitness and telecommunications. With each new fitness facility or telecommunications center transaction, Mr. Talla and Mr. Licklider quickly deduced the value of owning the underlying real estate and evolved to include ownership of the real estate in each venture. In 2011, they founded Cochise Capital, LLC as a real estate-focused arm of their various operations. Today, Cochise Capital, LLC targets mid-size multi-family and commercial properties in the greater Los Angeles area with an emphasis on value-added properties.

Rex Licklider became CEO of The Sports Club/LA in March 2004, and remained in that role until the company was purchased in 2011. Prior to that, Mr. Licklider had a long career in telecommunications which provided him with the organizational background and financial experience to effectively plan, finance, and manage real estate. From 1975 to 1992, Mr. Licklider served as Chairman of the Board and Chief Executive Officer of the company he founded, Com Systems, Inc. As the founder and guiding principal, Mr. Licklider oversaw the growth of this long distance telecommunications company from inception through its initial public offering, to its eventual merger with Worldcom, Inc. During the seventeen years that Com Systems, Inc. was under Mr. Licklider's control, the company's annual revenues grew to $300,000,000.

Mr. Talla and Mr. Licklider now focus their entrepreneurial skills on the acquisition of multi-family and commercial real estate. Their combined experience and cooperation make Cochise Capital an energetic and efficient real estate company capable of moving quickly to seize opportunities as soon as they arise.

---

[4] https://www.highrises.com/los-angeles/carlyle-on-wilshire-condos/
[5] https://www.clubindustry.com/profits/purchase-price-equinox-sports-club-co-deal-130-million
[6] http://www.cochisecapital.com/

About the Change

SMALL CHANGE INDEX™



MOBILITY





Urban location	✓
Walkable	✓
Bike friendly	✓
Business Corridor	✓
Public or other transit	✓
Fix your own transport	
Transit oriented development	✓

COMMUNITY

Street life	
Third Place	✓
Park or Plaza	✓
Building reuse or infill	✓
Affordable housing	
Fresh food access	✓
Minimized site disturbance	✓

ECONOMIC VITALITY

Underserved community	✓
Jobs Created	✓
Incubator	
Diverse workforce	✓
Green features	✓
Even more green	
Reduced parking	✓

About the Offering

The Company is engaged in two simultaneous offerings of its securities:

- An offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering"; and
- An offering under SEC Rule 506(c) (where only "accredited Investors" can invest), which we refer to as the "Reg D Offering."

We plan to use the proceeds of the two offerings, which together have a maximum offering goal of $300,000 along with a loan from a bank, procured and guaranteed by Mike Talla and Rex Licklider, along with additional equity provided by the sponsor and family and friends, to purchase, renovate and lease the 13-unit property at 729 Lime Avenue in Long Beach, CA.

It doesn't matter how much is raised in the Reg CF Offering and how much is raised in the Reg D Offering. Thus, if we raise $1,000 in the Reg CF Offering and at least $99,000 in the Reg D Offering we will proceed, and vice versa.

In an offering under Regulation CF the issuer is required to state a "Target Amount," meaning the minimum amount the issuer will raise in the Regulation CF offering to complete the offering. For the reason just described, our Target Amount for the Reg CF Offering is $1,000.

However, we will not complete the Reg CF Offering OR the Reg D offering unless we have raised a total of at least $100,000 (minimum goal) by January 30, 2019, EST. If we haven't, both offerings and all investment commitments will be cancelled, and all committed funds will be returned.

The minimum investment in the Reg CF offering is $1,000, and the minimum investment in the Reg D (506 ©) offering is $8,000. Investments above $1,000 in both offerings may be made in $1,000 increments (e.g., $2,000 or $3,000 but not $1,136). Investors can cancel their commitment up until 11:59 pm on January 28, 2019. After that, any funds raised will be released to the Company and Investors will become

Members of the Company. The Company may decide to change the Offering Deadline but will provide at least five days' notice of such a change to all Investors. Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Each Investor will receive an annual preferred return of 6% on their investment quarterly. In addition, Investors will receive a pro-rata share of 80% of any profit on the project. This 80% is assigned to the total equity goal of $852,000. If, for example, an Investor was to invest $1,000, they would receive a 1/852nd (or approximately 0.117%) pro-rata share of 80% of profits available (the "Original Funds Percentage"). The Company intends to sell the property for a net profit after five years. (See "About Investor Return" for a description of the return of equity to Investors)

About the Market

With a total population of 471,000, Long Beach is located just 25 miles south of the city of Los Angeles on the coast.[7] Its central location between Los Angeles and Orange County and its proximity to a diverse labor pool have made the city a logical choice for many domestic and international businesses. The city is anchored by two world-class ports and a modernized airport and offers numerous amenities and a well-developed infrastructure including quality office and commercial space, public transit options, and freeway accessibility. Long Beach has multiple options for public transportation, including the Metro Blue Line which connects the city to Downtown Los Angeles.[8]

The ports of Long Beach and Los Angeles make up the San Pedro Bay Port Complex, the busiest cargo shipping complex in the country.[9] Together, the ports create over 177,000 jobs throughout Long Beach and Los Angeles, with Longshoremen often make upwards of $100,000-$300,000+ a year. In addition to the local jobs created, the ports create nearly one million jobs within the Southern California region, and 1.7 million jobs throughout the United States. Major employers include: Long Beach Unified School District, Boeing Company, CSU Long Beach, Long Beach Memorial Medical Center, Bragg Companies and Epson America Inc.

The Long Beach submarket is among the strongest performing areas in metro Los Angeles County, with an average occupancy as of third quarter 2017 of 97 percent and average effective rent increase of 7.3 percent year-over-year since third quarter 2016. A vast majority of households are priced out of single family home ownership in Long Beach as the average monthly mortgage payment on a median priced single-family home exceeds average monthly rents in the area by $1,590. The average household income in Long Beach is projected to grow 13.7 percent to $92,060 and median household income is projected to increase 15.4 percent by 2022 to $63,409. (You can download this report from the offering page at https://www.smallchange.com/projects/729-Lime)

More than $2.5 billion in public and private capital is pouring into Long Beach. Dozens of projects are transforming the city's landscape including Douglas Park and the Long Beach Exchange. Some of the development and economic development driver highlights include:

---

[7] https://www.census.gov/quickfacts/longbeachcitycalifornia
[8] https://www.metro.net/riding/paid_parking/blue-line/
[9] https://www.marinelink.com/news/hemisphere-angeles420619

Long Beach Exchange (LBX), a 266,000-square foot retail and entertainment center within the Douglas Park planned development;[10] **Queen Mary Island,** a planned $250 million, 65-acre mixed use waterfront development;[11] **CenterCal/Whole Foods,** a planned 245,000-square foot grocery and retail development;[12] **Douglas Park Redevelopment,** a $350 million, 261-acre mixed-use project on the site of the former Boeing campus;[13] **Broadway Block,** a $154 million, 21-story, 375-unit mixed-use project in downtown Long Beach;[14] **The Port of Long Beach,** the second busiest container cargo seaport in the United States;[15] and **Long Beach Civic Center,** a $520 million Civic Center in downtown to include a new library, a new headquarters for both City Hall and the Port of Long Beach, 650 multifamily units, 200 hotel rooms, and an expansion of Lincoln Park.[16]

About the Finances

The purchase price of the property is $2,100,000. Add to that closing costs and anticipated rehab costs and the total project cost is expected to be approximately $2,531,375. The Company has financed the purchase with a line of credit secured by the Sponsor.

The line of credit is for 80% of the purchase price and interest only, floating at prime minus 50 bps, subject to a 5.75% floor. When the property is stabilized, after improvements have been made at approximately 12 months post purchase, the Company has the option of converting the credit line to a permanent loan (5-year term, 1-year interest only) with the same lender. Interest on the permanent loan will be based on 5-year treasury + 200bps with a 5% floor.

Total equity required includes the down payment of 20% plus closing and rehab costs and is expected to be around $852,000. The Manager will invest a minimum of 10% of the total equity requirement on the same terms as other investors. Any additional equity needed that is not raised through this offering or from the Sponsor may be raised from family and friends.

The Company plans to renovate each unit as it comes vacant, spending approximately $18,000 - $23,000 per unit on interior improvements and $90,000 - $95,000 on the exterior and common areas of the property. This renovation period is anticipated to begin in January of 2019 and end by the summer. We estimate renovating 2 to 3 interiors per month until the building is fully refurbished. Once renovated, the average rents are expected to increase from approximately $1.90 per square foot today to $2.80 per square foot.

---

[10] https://longbeachexchange-lbx.com/

[11] https://la.curbed.com/2017/8/14/16146576/queen-mary-island-activities-renderings-long-beach/comment/439874185

[12] https://lbpost.com/longbeachize/urban-design/massive-11-acre-retail-complex-at-2nd-tenants-have-yet-to-be-announced/

[13] http://www.longbeach.gov/globalassets/district-5/news/globest-douglas-park-qa-01-03-18-1

[14] https://lbpost.com/longbeachize/urban-design/new-renderings-revealed-154m-broadway-block-development-long-beach/

[15] http://polb.com/

[16] http://www.latimes.com/business/la-fi-long-beach-civic-center-20180217-story.html

The financing assumptions to purchase and develop the project are as follows:

Estimated projects costs	
Building purchase	$2,100,000
Closing costs	$32,200
Rehab costs	$399,175
Total project costs	**$2,531,375**
Planned sources	
Credit line	$1,680,000
Equity	$851,375
Total sources	**$2,531,375**

The Company intends to sell the property for a net profit after five years. (See "About Investor Return" for a description of the return of equity to Investors). *Exhibit A: Projections,* provides a detailed overview of the projected finances.

The building was purchased at a price of $313.62 per square foot or $161,538 per unit. The table below provides a selection of recent sales of properties of comparable size and quality in the near vicinity.

Property	Year built	Units	Gross s.f.	Price	Current cap	$/unit	$/s.f.
1050 E Hellman St[17]	1924	6	3,542	$1,188,000	5.00%	$198,000	$335.40
526 Lime Ave[18]	1940	7	4,770	$1,392,000	4.23%	$198,857	$291.82
1900 East 7th St[19]	1942	8	4,170	$1,400,000	4.00%	$175,000	$335.73
729 Lime Ave	*1923*	*13*	*6,696*	*$2,100,000*	*3.77%*	*$161,538*	*$313.62*

The table below provides a selection of after renovation rent comparables near the property:

Property	Studio average rent	1 bedroom/1 bath average rent	2 bedroom/1 bath average rent	3 bedroom/1 bath average rent

---

[17] https://www.redfin.com/CA/Long-Beach/1050-E-Hellman-St-90813/home/7611975
[18] https://www.redfin.com/CA/Long-Beach/526-Lime-Ave-90802/home/7620993
[19] https://www.redfin.com/CA/Long-Beach/1900-E-7th-St-90813/home/7612616

545 Linden Ave[20]	$1,295	$1,595	N/A	N/A
619 Elm Ave	$1,000[21]	$1,295[22]	N/A	N/A
701 Linden Ave[23]	$1,350[24]	N/A	N/A	N/A
1050 Gaviota Ave	N/A	N/A	$1,795	$2,395[25]
746 Olive Ave	N/A	N/A	N/A	$2,395[26]
729 Lime Avenue	*$925*	*$970*	*$1,300*	*$1,365*

Key Deal Points

- **Desirable.** Sought after location close to the trendy East Village Arts District
- **Walker's Paradise.** Walk-score of 91 with a 14 minute walk to downtown
- **Bikeable.** Bike score of 80, flat as a pancake, with a 3 minute ride to downtown
- **Excellent transit.** Plenty of options nearby
- **Affordable.** Affordable compared to monthly payments on a median-priced single-family home
- **Anticipated upside.** Anticipated 40% - 50% upside in rents once value-add work has been completed

Investor Return

Available Cash Flow from operations will be first distributed to each Member, proportionally based on each Member's respective Original Funds Percentage, until each Member has received distributions equal to all current and accrued Preferred Return on each Member's respective capital investment. Thereafter, distributions are made pro-rata based on each Member's respective Percentage Interest.

Upon sale, available Cash Flow will first be first distributed to each Member, proportionally based on each Member's respective Original Funds Percentage, until each Member has received distributions equal to all current and accrued Preferred Return on each Member's respective capital investment. Next, distributions are made proportionally, based on each Member's respective Original Funds Percentages, until each Member has received distributions equal to their initial capital contribution. Thereafter, distributions are made pro-rata based on each Member's respective Percentage Interest.

---

[20] https://www.apartments.com/545-linden-ave-long-beach-ca/8zc76r3/

[21] https://www.apartments.com/619-elm-ave-long-beach-ca-unit-03/27k088c/

[22] https://hotpads.com/619-elm-ave-long-beach-ca-90802-tn0gvy/1/pad

[23] https://www.apartments.com/701-linden-ave-long-beach-ca/fvr09hr/

[24] https://www.apartments.com/701-linden-ave-long-beach-ca-unit-1/8mrke82/

[25] https://www.apartments.com/1050-gaviota-ave-long-beach-ca-unit-9/mbk14ml/

[26] https://www.apartments.com/746-olive-ave-long-beach-ca-unit-748/3evfx6g/

The table below illustrates our estimate of how much an Investor is expected to receive for a $1,000 investment made under two scenarios, either a 4.5% market cap rate or a 5.0% market cap rate, if repaid in 5 years.

$1000 investment	Cap rate 4.5%	Cap rate 5.0%
Net operating income, year of sale	$153,792	$153,792
Capitalized value	$3,417,610	$3,075,847
Less closing costs	($102,528)	($92,275)
Less balance on loans	($1,824,070)	($1,824,070)
After-sales cash available	$1,491,011	$1,159,502
Less return of equity	($851,375)	($851,375)
Remaining profit	$639,637	$308,129
Profit to Investors @ 80%	$511,709	$246,503
Estimated return on $1000 investment		
Pro-rata share of profit	$601	$290
Total preferred return	$300	$300
Return of equity	$1,000	$1,000
Total return	**$1,901**	**$1,590**

Caution: The tables above are merely an illustration based on current assumptions and estimates as of the date of this offering and may change at any time based on market or other conditions and may not come to pass. All investments carry risk of loss and there is no assurance that an investment will provide a positive return. Many things could go wrong with this offering, including those listed in the Exhibit B: Risks of Investing.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
● This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
● Include both full-time and part-time employees.

- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit B: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount $1,000

Offering Deadline   January 30, 2019

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

See the discussion in §227.201(d) – The Company's Business and Business Plan.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X___ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$300,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

See the discussion in §227.201(d) – The Company's Business and Business Plan.

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions
If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

As discussed in the business plan we are conducting two offerings – a Reg CF offering and a Reg D offering. We are seeking to raise a minimum of $100,000 and a maximum of $300,000 in both of these offerings combined. If we raise the minimum of $100,000:

Use of Money	How Much (approximately)
Rehab costs	$100,000
TOTAL	**$100,000**

If we raise the maximum of $300,000:

Use of Money	How Much (approximately)
Rehab costs	$300,000
TOTAL	**$300,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.com no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on the Small Change learn page at learn.smallchange.com. See also the Investment Agreements attached, *Exhibit C: Reg CF Investment Agreement* and *Exhibit D: Reg D Investment Agreement.*

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." The price is $1.00 per Investor Share.

We arrived at the price of Investor Shares as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a California limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated September 7, 2018 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as *Exhibit E: LLC Agreement.*

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

Available Cash Flow from operations will be first distributed to each Member, proportionally based on each Member's respective Original Funds Percentage, until each Member has received distributions equal to all current and accrued Preferred Return on each Member's respective capital investment. Thereafter, distributions are made pro-rata based on each Member's respective Percentage Interest.

Upon sale, available Cash Flow will first be first distributed to each Member, proportionally based on each Member's respective Original Funds Percentage, until each Member has received distributions equal to all current and accrued Preferred Return on each Member's respective capital investment. Next, distributions are made proportionally, based on each Member's respective Original Funds Percentages, until each Member has received distributions equal to their initial capital contribution. Thereafter, distributions are made pro-rata based on each Member's respective Percentage Interest.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:
- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly-traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.
  As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Shares, while all of the Sponsor Shares will be owned by the Manager.

The owner of the Sponsor Shares has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Sponsor Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

David M. Talla owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Talla effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $0.00; plus

A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	$0	N/A		

Explanation

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Reg D offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
September 25, 2018	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 __X__ Other	_____ Common Stock _X_ Preferred Stock _____ Debt _____ Convertible Note _____ Other	$487,350*	It will be used as part of the required $852,000 in equity.

Note: As described in §227.201 (d) The Company's Business and Business Plan, the Company is currently conducting two offerings – a Reg CF offering and a Reg D offering.

*As of October15, 2018

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promotor you've used; or
  o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling,

mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or

o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
None				

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the California Limited liability company Act on September 7, 2018, and has raised $225,000 in equity in a private placement to friends and family. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues.

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

The Company purchased the property, 729 Lime Avenue, on October 12, 2018. Other than the proceeds we hope to receive from the Offering, family and friends, our only other source of capital is the credit line from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations other than purchasing the property.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit G: Financial Statements*

§227.201(u) – Disqualification Events

Explanation

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted at learn.smallchange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule).

§227.201(v) – Updates on the Progress of the Offering

As described above under *§227.201(g) – Target Offering Amount and Offering Deadline,* the 'target amount' for this offering is $1,000. You can track our progress in raising money under the Reg CF Offering and the Reg D Offering at Small Change on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at cochisecapital.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective Investors on this Form C, in the business and in *Exhibit B: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

EXHIBIT A: PROJECTIONS

YEAR		1	2	3	4	5
REVENUE:						
UNIT INCOME		$ 157,860	$ 214,500	$ 222,008	$ 229,778	$ 237,820
GROWTH RATE				3.50%	3.50%	3.50%
VACANCY RESERVE		$ (39,465)	$ (6,435)	$ (6,660)	$ (6,893)	$ (7,135)
GROSS OPERATING INCOME		$ 118,395	$ 208,065	$ 215,347	$ 222,884	$ 230,685
EXPENSES:						
ESTIMATED OPERATING EXPENSES		($66,970)	($70,368)	($72,479)	($74,653)	($76,893)
GROWTH RATE			5.07%	3.00%	3.00%	3.00%
TOTAL EXPENSES		$ (66,970)	$ (70,368)	$ (72,479)	$ (74,653)	$ (76,893)
NET OPERATING INCOME		$ 51,425	$ 137,697	$ 142,868	$ 148,231	$ 153,792
1ST MORTGAGE DEBT SERVICE		($96,600)	($96,600)	($91,204)	($117,000)	($117,000)
DEBT COVERAGE RATIO		N/A	1.43	1.57	1.27	1.31
PRE TAX CASH FLOW		$ (45,175)	$ 41,097	$ 51,665	$ 31,231	$ 36,792

Rehab Costs	
Interiors	$249,000
Update electrical	$45,000
Exterior	$50,000
Operating loss	$45,175
Miscellaneous	$10,000
Total	**$399,175**

Total Cash Required	
Down payment	$420,000
Closing costs	$32,200
Rehab	$399,175
Total cash required	**$851,375**

Assumed Sale - Year 5	
Net Operating Income	$153,792
Cap Rate	4.50%
Sale Price	$3,417,610
Less cost of sale	($102,528)
Less loan outstanding	($1,824,070)
After sales cash available	$1,491,011
Less original equity	($851,375)
Anticipated profit	**$639,637**

$1000 Investment		
80% of profit	$	511,709
Pro-rata share of profit	$	601
Preferred return	$	300
Return of equity	$	1,000
Total returned	**$**	**1,901**

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Mr. Talla will manage all aspects of the Company and its business. Furthermore, if Mr. Talla or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities
Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

EXHIBIT D: REG D INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2018, by and between 729 Lime, LLC, a California limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms.**

   Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's disclosure document, available at the Site. In this Investment Agreement, we refer to the Company's disclosure document as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

2. **Purchase of LLC Interest.**

   2.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____. We refer to your limited liability company interest as the "LLC Interest."

   2.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest. We will notify you promptly if this happens.

3. **No Right to Cancel.**

   You do not have the right to cancel your subscription or change your mind, even if the amount of your LLC Interest is reduced under section 2.2. Once you sign this Investment Agreement, you are obligated to purchase the LLC Interest.

4. **Our Right to Reject Investment.**

   In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **No Certificate.**

   You will not receive a paper certificate representing your LLC Interest.

6. **Your Promises.**

   You promise that:

6.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

6.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

6.4. **Accredited Investor.** At least one of the following two statements is true:

FIRST STATEMENT: You are an individual and either:

(1) Your net worth, excluding your principal residence, is at least $1,000,000; or

(2) Your income has been at least $200,000 for each of the last two years and you expect it to be at least $200,000 this year; or

(3) The combined income of you and your spouse has been at least $300,000 for each of the last two years and you expect it to be at least $300,000 this year.

SECOND STATEMENT: You are otherwise an "accredited Investor" within the meaning of 17 CFR §230.501(a).

6.5. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment. All of your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

6.8. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

6.9. **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.10. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.11. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

6.12. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

6.13. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

6.14. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.15. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

6.16. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

6.17. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

6.18. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

7. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

8. **Re-Purchase of LLC Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

9. **Execution of Operating Agreement.**

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

10. **Governing Law.**

Your relationship with us shall be governed by Pennsylvania law, without taking into account principles of conflicts of law

11. **Arbitration.**

    11.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

    11.2. **Place of Arbitration; Rules.** All arbitration will be conducted in Los Angeles, California unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

    11.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    11.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    11.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery.**

    You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

13. **Notices.**

All notices between us will be electronic. You will contact us by email at mt@cochisecap. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Miscellaneous Provisions.**

16.1. **No Transfer**. You may not transfer your rights or obligations.

16.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

16.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

16.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

16.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Pages*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED

729 Lime, LLC. (the Company)

By: Morango Moraga, LLC

   It's Manager

By: _____

   David M. Talla, Managing Member

EXHIBIT C: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2018, by and between 729 Lime, LLC, a California limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of LLC Interest.**

    1.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____. We refer to your limited liability company interest as the "LLC Interest."

    1.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

    We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

    You will not receive a paper certificate representing your LLC Interest.

4. **Your Promises.**

    You promise that:

    4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

4.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.4. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

4.13. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

4.16. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

6. **Re-Purchase of LLC Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

7. **Execution of Operating Agreement.**

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

8. **Governing Law.**

Your relationship with us shall be governed by California (either state of incorporation or state of business) law, without taking into account principles of conflicts of law.

9. **Arbitration.**

9.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

9.2. **Place of Arbitration; Rules**. All arbitration will be conducted in California (either state of incorporation or state of business) unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. **Notices.**

All notices between us will be electronic. You will contact us by email at jr@cochisecap.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. **Miscellaneous Provisions.**

   14.1. **No Transfer.** You may not transfer your rights or obligations.

   14.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

   14.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

   14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

   14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Pages*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED

729 Lime, LLC. (the Company)

By: Morango Moraga, LLC.

    It's Manager

By: _____

    David M. Talla, Managing Member

EXHIBIT E: LLC AGREEMENT

OPERATING AGREEMENT

729 Lime, LLC, a California limited liability company

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS AN OPINION OF COUNSEL IS DELIVERED THAT IS SATISFACTORY TO THE MANAGER AND STATES THAT SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS, AND CONDITIONS WHICH ARE SET FORTH HEREIN.

OPERATING AGREEMENT OF

729 Lime, LLC

This Operating Agreement (together with the exhibits and schedules attached hereto, this **"Agreement")** of 729 Lime, LLC, a California limited liability company (the **"Company"),** is effective as of September 7, 2018, by and among Morongo Moraga, LLC, a California limited liability company, as a member and the duly elected manager of the Company (the **"Manager" or "MM"),** and those Persons listed on Exhibit A and admitted hereto as members of the Company (who together with the Manager shall be the **"Members"** of the Company) with reference to the following facts:

A. The Company was formed as a limited liability company pursuant to the California Revised Uniform Limited Liability Company Act (the **"Act")** upon the filing of its Articles of Organization (the **"Articles")** on September 7, 2018 (assigned registration number 201825410430).

B. The Company was formed for the purpose of acquiring, owning, financing, refinancing and operating, and ultimately selling the apartment building commonly referred to as 729 Lime Avenue, Long Beach, CA 908013 (the **"Property").** The purchase price for the Property is $2,100,000 subject to certain adjustments and closing costs, including, without limitation, customarily pro- rated items, escrow fees, recording costs, title insurance premium, and taxes, all as provided under the Purchase Agreement.

C. In connection with the acquisition of the Property, the Company will secure a loan on the Property in the original principle approximate amount of $1,680,000 (the "**Acquisition Loan**") with Nano Bank (the "**Lender**") which Acquisition Loan will be secured by a deed of trust encumbering the Property (the "**Deed of Trust**") and/or a promissory note **("Note"** and the Acquisition Loan the Deed of Trust, the Note and any other documents pertaining to the foregoing Loan with Lender are collectively, the **"Loan Documents"**). The Company and each Member consents to the Acquisition Loan and further consents to the Deed of Trust encumbering the Company's fee interest in the Property.

D. The Manager and the Members consent to and approve of the formation of the Company and desire to govern the Company by the terms and conditions provided in this Agreement and hereby agree as set forth herein.

NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth the parties agree as follows:

ARTICLE 1

DEFINITIONS OF TERMS

Capitalized terms used in this Agreement, including the Exhibits and Schedules, shall, unless the context otherwise requires, have the meanings specified in this Article 1 and in Exhibit B hereof. Certain additional defined terms are set forth in Exhibit B attached hereto and may be set forth elsewhere in this Agreement. Each definition or pronoun herein shall be deemed to refer to the singular, plural, masculine, feminine or neuter as the context requires. Words such as "herein," "hereinafter," "hereof," "hereto" and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

1.1 **"Acquisition Fee"** None

1.2 **"Acquisition Loan"** is defined in Recital C hereof.

1.3 **"Act"** means the California Revised Uniform Limited Liability Company Act, as it may be amended from time to time, or any successor statute governing the formation and operation of limited liability companies.

1.4 **"Affiliate"** means, when used with reference to a specified Person, (a) any Person who has a familial relationship by blood, marriage, or otherwise with such other Person or any Affiliate thereof, (b) any Person that directly or indirectly controls, or is controlled by, or is under common control with the specified Person, (c) any Person that is an officer or director or managing member of, or general partner in, the specified Person or of which the specified Person is an officer, director, managing member, or general partner, and (d) any Person that, directly or indirectly, is the beneficial owner of 10% or more of any class of the outstanding voting securities of the specified Person. "Affiliate" of the Company or the Manager does not include a Person who is a partner in one or more partnerships or joint ventures with (x) the Company, and (y) any other Affiliate of the Company, provided that such Person is not otherwise an Affiliate of the Company or the Manager. For purposes of this definition, "control" when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

1.5 **"Aggregate Original Capital"** means approximately $852,000 of Capital Contributions being made to the Company as of the date hereof by the Members, including the Manager, each of whom shall be admitted as a Member of, and entitled to a Membership Interest in, the Company.

1.6 **"Agreement"** means this Operating Agreement for the Company, among the Manager and the Members, regulating the affairs of the Company and the conduct of its business, as originally executed and as amended from time to time, and shall refer to this Agreement as a whole, unless the context otherwise requires.

1.7 **"Articles"** means the Articles of Organization for the Company as filed on September 7, 2018, 2018 with the California Secretary of State (assigned registration number 201825410430), as amended or amended and restated from time to time.

1.8 **"Assignment"** means a valid sale, exchange, transfer or other disposition of all or any portion of a Membership Interest.

1.9 **"Bankruptcy" or "Bankrupt"** means, with respect to any Person, such Person's making an assignment for the benefit of creditors, becoming a party to any liquidation or dissolution action or proceeding with respect to such Person, or any bankruptcy, reorganization, insolvency, or other proceeding for the relief of financially distressed debtors with respect to such Person, or the appointment of a receiver, liquidator, custodian, or trustee for such Person or a substantial part of such Person's assets and, if any of the same occurs involuntarily, the same is not dismissed, stayed, or discharged within 60 days; or the entry of an order for relief against such Person under Title 11 of the United States Code. The Manager or any of the Members shall be deemed Bankrupt if the Bankruptcy of the Manager or any Member shall have occurred and be continuing.

1.10 **"Capital Contribution"** has the meaning set forth in Exhibit B attached hereto. Any reference in this Agreement to the Capital Contribution of a then Member shall include the contributions to the capital of the Company made by any predecessor in interest of such Member.

1.11 **"Cash Expenditures"** means all disbursements of cash, other than in connection with a Sale or Refinancing Transaction, determined on a cash basis during the Fiscal Year (excluding distributions of Cash Flow to the Members), including, without limitation, payment of operating expenses of the Company, payment of principal and interest of the Company's indebtedness, mortgage insurance premiums (if any), cost of repair, replacement, rehabilitation, and restoration of, and capital improvements to, the Property, any current and accrued expense reimbursements payable to the Manager pursuant to Article 4 hereof and otherwise pursuant to this Agreement, and amounts allocated to Reserves maintained by or for the Company shall be considered a Cash Expenditure during the Fiscal Year.

1.12 **"Cash Flow"** means the excess of Cash Receipts over Cash Expenditures. Cash Flow shall be determined separately for each Fiscal Year or portion thereof.

1.13 **"Cash Receipts"** means all cash received by the Company from whatever source derived other than from a Sale or Refinancing Transaction, including, without limitation, cash from operations, and net insurance recoveries (including, but not limited to, business or rental interruption insurance proceeds, but excluding proceeds from title insurance recoveries). In addition, the net reduction in any year in the amount of any Reserves maintained by or for the Company shall be considered a Cash Receipt of the Company for such year. Notwithstanding the foregoing, Cash Receipts received within 30 days prior to the close of a Fiscal Year and intended for use in meeting the Company's obligations (including the cost of acquiring assets or paying debts or expenses) in the subsequent Fiscal Year may, in the discretion of the Manager, be deemed to be received in such subsequent Fiscal Year.

1.14 **"Code"** means the Internal Revenue Code of 1986, as amended, or any corresponding provision or provisions of succeeding law.

1.15 **"Company"** means 729 Lime, LLC, a California limited liability company.

1.16 **"Deed of Trust"** is defined in Recital C hereof.

1.17 **"Dispute Notice"** is defined in Article 10 hereof.

1.18 **"Economic Interest"** means the right to share in the Profits, Losses, deductions, credits or similar items and to receive distributions from the Company, but excludes Management and Voting Rights and Information Rights.

1.19 **"Entity"** means any general partnership, limited partnership, limited liability company, limited liability partnership, corporation, joint venture, trust, business trust, cooperative, or association.

1.20 **"Fiscal Year"** means the twelve-month period which begins on the first day of January (or, as to 2018 the period beginning on the date of this Agreement) and ends on December 31 of each calendar year (or ends on the date of final dissolution for the year in which the Company is wound up and dissolved).

1.21 **"Foreign Person"** means a Person whose status is that of a non-resident alien of the United States.

1.22 **"Information Rights"** means the rights to inspect, copy, or obtain information and documents concerning the affairs of the Company as provided in the Act.

1.23 **"Informational Materials"** means the package containing, among other things, the Executive Summary, and which is distributed by the Manager to potential investors.

1.24 **"Lender"** is defined in Recital C hereof.

1.25 **"Loans"** is defined in Recital C hereof.

1.26 Intentionally left blank

1.27 **"Loan Documents"** is defined in Recital C hereof.

1.28 **"Majority-in-Interest"** means Membership Interests representing more than 50% of Membership Interest in the Company. For the purpose of determining whether a Majority-in-Interest is achieved, voting shall be pro-rata based on each Member's Percentage Interest.

1.29 **"Management Agent"** means any management company engaged by MM to manage the Property, as provided for in Section 4.6(A) hereof.

1.30 **"Management and Voting Rights"** shall be those rights of a Member or those of a permitted assignee of a Member, which are described in this Agreement, including, but not limited to those set forth in Article 4 hereof.

1.31 **"Manager"** means Morongo Moraga, LLC, a California limited liability company, or such Person elected to manage the Company pursuant to Article 4 hereof.

1.32 **"Member"** means each Person who has been admitted to the Company as a Member in accordance with this Agreement (other than any Person who has withdrawn, died or retired), including the Manager, and whose name appears on Exhibit A to this Agreement, as such Exhibit may be updated from time to time.

1.33 **"Membership Interest"** means the entire ownership interest of a Member in the Company at any particular time, including, collectively, Economic Interests, Management and Voting Rights and Information Rights as provided in this Agreement and under the Act, together with the obligation of such Member to comply with all terms and provisions of this Agreement. A Membership Interest constitutes personal property. A Member or assignee of all or any part of a Membership Interest of a Member has no direct interest in any specific property of the Company.

1.34 **"Notes"** is defined in Recital C hereof.

1.35 "**Original Funds Account**" means, for each Member, an account that is increased by the amount of such Member's Capital Contributions from time to time, and reduced by the amount of distributions made to such Member pursuant to Section 5.2B(iv) from time to time."

1.36 "**Original Funds Member**" means a Member who contributed any of the original Capital Contributions to the Company, as set forth on Exhibit A, totaling $852,000.

1.37 "**Original Funds Percentage**" means, for a Member, the percentage of the original Capital Contributions contributed by all of the Members to the Company that was contributed by such Member. The Original Funds Percentages of the Members are set forth on Exhibit A.

1.38 "**Original Funds Preferred Return Account**" means an amount equal to a cumulative 6% per annum return, non-compounded, on the balance outstanding, from time to time, in the Original Funds Account, as such amount may be reduced, from time to time.

1.39 **"Percentage Interest"** means, with respect to a Member, the percentage set forth for such Member on Exhibit A hereto which represents each Member's ownership interest in the Company, as it may be updated from time to time.

1.40 **"Person"** means any individual, entity, joint stock company, trust (including any beneficiary thereof), unincorporated organization, or government or any agency or political subdivision thereof.

1.41 "**Preferred Return**" means, with respect to any Member, an annual, non-compounded cumulative 6% return on the portion of such Member's Capital Contribution from time to time relating to such Member's unreturned pro rata Capital Contribution.

1.42 **"Prime Rate"** means the rate of interest publicly announced from time to time by The Wall Street Journal as its prime rate for corporate borrowers.

1.43 **"Property"** is defined in Recital B hereof.

1.44 **"Property Management Fee"** means the fee payable to the Property manager in connection with the management of the Property, as described in Section 4.6A hereof.

1.45 **"Reserves"** means amounts allocated by the Manager in its discretion to reserves maintained for working capital of the Company, for contingencies of the Company, and for operating expenses of the Company.

1.46 **"Sale or Refinancing Transaction"** means the sale or refinancing of the Property any other transaction not in the ordinary course of the Company's business, including, without limitation, sales, transfers, exchanges, or other dispositions of the Property, and real or personal property of the Company or the Property, condemnations, recoveries of damage awards and insurance proceeds (including title insurance recoveries, but not including business or rental interruption insurance recoveries), or any refinancing transactions; provided, however, that the payment of Capital Contributions to the Company shall not be included in the meaning of the term "Sale or Refinancing Transaction."

1.47 **"Sale or Refinancing Transaction Proceeds"** means all cash received by the Company which arises from a Sale or Refinancing Transaction (including principal and interest received on a debt obligation received as consideration, in whole or in part, on a Sale or Refinancing Transaction) less the following: (a) the amount of cash paid or to be paid in connection with or as an expense of such Sale or Refinancing Transaction, and, with regard to damage recoveries or insurance or condemnation proceeds (other than for temporary loss of use), cash paid or to be paid for repairs, replacements, or renewals resulting from damage to or partial condemnation of the affected property, (b) the amount necessary for the payment of all debts and obligations of the Company that are due; and (c) an amount set aside by the Manager for Reserves.

1.48 **"Securities Act"** means the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder).

1.49 **"Service"** means the Internal Revenue Service.

1.50 **"Tax Matters"** has the meaning set forth in Section 6.3 hereof.

ARTICLE 2

INTRODUCTORY MATTERS

2.1 **Formation and Continuation.** The Members hereby agree to the formation and continuation of the Company as a limited liability company pursuant to the Act and the terms and conditions hereof. By their execution of a counterpart signature page to this Agreement, the Members unanimously adopt the terms and conditions contained herein for the continued operation of the Company.

2.2 **Name; Registered Agent and Designated Office; Principal Place of Business.**

A. The business of the Company shall be conducted under the name "729 Lime, LLC." The Company may use such name with or without the words "a California limited liability company," as state law may require. The Company's registered agent for service of process in California shall be Jack Rifenbark, Esq. The Company's designated office in the State of California shall be 1803 Pontius Avenue, Los Angeles, CA 90025. The registered agent and the designated office for the Company in California may be changed at any time by the Manager in its sole and absolute discretion.

B. The principal office of the Company shall be 1803 Pontius Avenue, Los Angeles, CA 90025. The principal office of the Company may be changed by the Manager, in which event written notice thereof shall be given by the Manager to the Members. The Manager may maintain such other offices on behalf of the Company as the Manager may from time to time deem advisable. The Company's books and records and other documents, agreements, and information will be made available at its principal office in accordance with the Act.

2.3 **Business Purpose.** The purposes of the Company are to engage in any lawful act or activity for which a limited liability company may be organized under the Act, including the business of real estate investment and management. It is the intention of the Members that the Company be treated as a partnership for tax purposes.

2.4 **Regulation of Internal Affairs.** The internal affairs of the Company and the conduct of its business shall be regulated by this Agreement, and to the extent not provided for herein, shall be determined by the Manager.

2.5 **Laws Governing Agreement.** This Agreement is subject to, and governed by, the mandatory provisions of the Act. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the Act or the provisions of the Articles, such provisions of the Act, as the case may be, will be controlling.

2.6 **Term of Agreement.** The Company shall continue in full force and effect until the termination pursuant to this Agreement or until its termination after dissolution.

2.7 **Title to Properties.** All property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in any Company property in such Member's individual name or right, and each Member's Membership Interest shall be personal property for all purposes. Instruments and documents providing for the acquisition, mortgage, or disposition of property of the Company shall be valid and binding upon the Company, except as otherwise limited in this Agreement (including Section 4.4B hereof), if executed by the Manager.

ARTICLE 3

MEMBERS, CAPITAL CONTRIBUTIONS, AND WITHDRAWALS

3.1 **Capital Contributions.** The Company is currently conducting a private offering to raise up to $852,000 (the **"Aggregate Original Capital")** from investors, who will be admitted as the Members of the Company from time to time upon the Company's receipt of their Capital Contributions and their execution and delivery of, among other things, a counterpart signature page to this Agreement. The names, addresses, Capital Contributions, and Percentage Interests of the Members are set forth on Exhibit A attached hereto, as it may be amended from time to time.

3.2 **Additional Capital.** In the event the Manager determines that it is in the best interests of the Company to raise additional capital at any time after completion of the aforementioned private offering, the Manager has the authority to conduct one or more future private offerings of additional Membership Interests; provided, however, that any such future private offering must be approved by a Majority-in-Interest of the Members. If approved, the Members will be offered the first opportunity to participate in any future private offering of additional Membership Interests in proportion to each Member's Percentage Interest in the Company, but no Member shall be required to make any additional contributions to the Company other than the original Capital Contributions described in Section 3.1 hereof and now set forth on Exhibit A. In the event the Company raises additional capital from existing Members and/or through the sale of additional Membership Interests and the admission of new, additional members, the Percentage Interests of the original Members shall, to the extent they do not contribute additional capital, be reduced proportionately and payment of the Priority Return may be subordinated to the payments of a priority return on and the return of, such additional capital as provided in the offering materials used in connection with raising the additional capital. In the event that a future private offering of additional Membership interests is not approved, the Manager shall have the authority to lend or advance money to the Company in the event the Manager determines that it is in the best interests of the Company. The loan shall not be treated as a Capital Contribution by the Manager or entitle the Manager to an increase in that Manager's Percentage Interest. The loan amount shall be a debt due from the Company, repayable out of the Company's cash, and shall be on such terms as the Company and the Manager shall agree. Notwithstanding the foregoing, no Member shall be required to make any loans to the Company or guaranty the payment or performance of any Company obligation.

3.3 **Withdrawals of Capital Contributions; Return of Distributions.** No Member shall have the right to withdraw his Capital Contribution or to demand and receive property of the Company or any distribution in return for his Capital Contribution, except as may be specifically provided in this Agreement or required by law. Members who receive distributions made in violation of the Act or this Agreement shall return such distributions to the Company. Except for those distributions made in violation of the Act or this Agreement, no Member shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Member.

3.4 **Limitation on Liability of Members.** No Member shall be required to lend any funds to the Company. No Member shall be required to make any Capital Contribution to the Company by reason of any negative balance in its Adjusted Capital Account (as such term is defined in Exhibit B to this Agreement) nor shall any negative balance in a Member's Adjusted Capital Account create any liability on the part of the Member to any third party.

3.5 **Liability of Members.** The liabilities of a Member as set out in this Agreement can be waived or compromised only with the written consent of all Members; but a waiver or compromise shall not affect the rights of creditor of the Company prior to the dissolution of the Company and the filing of a cancellation of the Articles.

3.6 **Rights of Judgment Creditor of a Member.** On application to a court of competent jurisdiction by a judgment creditor of a Member, the court may charge the Member's Economic Interest with payment of the unsatisfied amount of the judgment with interest. To the extent so charged, the judgment creditor has only the right to receive any distribution or distributions to which the Member would otherwise have been entitled in respect of the Membership Interest.

3.7 **Member Representations and Warranties.** Each Member, by their execution and delivery of a counterpart signature page to this Agreement, hereby represents, warrants, and covenants to the Company, the Manager and its Affiliates, and each of the other Members, realizing that they intend to rely on these representations, warranties and covenants:

A. **Due Authority.** If the Member is (i) an individual that he or she has full power and authority to execute and enter into this Agreement and to perform all of the obligations of a Member hereunder, or (ii) an Entity, that it is duly organized, validly existing, and in good standing under the laws of its state or organization and that it has full power and authority to execute and enter into this Agreement and to perform its obligations hereunder and that all actions necessary for the due authorization, execution, delivery, and performance by that Member of this Agreement have been duly taken.

B. Intentionally deleted

C. **Compliance with Other Instruments.** The Member's authorization, execution, delivery, and performance of this Agreement do not conflict with any other agreement or arrangement to which such Member is a party or by which it is bound.

D. **No Advertising.** The Member has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertising or general solicitation with respect to the sale of the Membership Interests.

E. Intentionally deleted.

F. **Taxpayer Identification.** The social security number or other federal taxpayer identification number furnished by the Member to the Company upon execution of this Agreement is true, correct, and complete, and the Member is not subject to backup withholding either (i) because the Member has not been notified that it is subject to backup withholding as a result of a failure to report all interest or dividends, or (ii) because the Internal Revenue Service has notified the Member that it is no longer subject to backup withholding.

G. **Purchase Entirely for Own Account.** The Member is acquiring the Membership Interest for the Member's own account for investment purposes only and not with a view to or for the resale, distribution, subdivision, or fractionalization thereof and has no contract, understanding, undertaking, agreement, or arrangement of any kind with any Person to sell, transfer, or pledge to any Person his Membership Interest or any part thereof nor does such Member have any plans to enter into any such agreement.

H. **Disclosure of Information.** The Member has received a copy of the Executive Summary.

I. **Investment Experience.** The Member, together with the Member's advisors, have the requisite knowledge, sophistication, and experience in financial and business matters to be capable of evaluating the risks and merits of an investment in the Company, and together they have (i) made such investigations in connection herewith as they have deemed necessary or desirable, so as not to rely upon the Informational Materials for legal, tax, or economic advice regarding this investment, particularly as to the specific circumstances of the Member, and (ii) determined that an investment in the Company is appropriate, suitable, and advisable for the Member after taking into consideration the Company's objectives and the risks associated with this investment. The Member has been, or has had the opportunity to be, represented by independent counsel and has relied solely upon the analysis of the Member's representatives and advisors regarding the decision to make this investment in the Company, and has the capacity to protect his own interests in connection with the transactions contemplated hereunder and is able to bear the risks of an investment in the Company. The Member has adequate means of providing for his current needs and contingencies.

J. **Federal and State Securities Laws.** Assuming federal and state securities laws apply to his investment in the Membership Interest, the Member acknowledges that the Membership Interests have not been and will not be registered under the Securities Act, or under the securities laws of any state, inasmuch as the offering of the Membership Interests is intended to be conducted in a transaction that will be exempt from registration as a transaction not involving a public offering. The Member understands that the Company never intends to register the Membership Interests and that the Member has no right to require such registration. The Member further understands that under such laws, the Membership Interest may not be resold or transferred by the Member without appropriate registration or availability of an exemption from such requirements. In this connection, the Member represents that he is familiar with Securities and Exchange Commission Rule 144, as presently in effect, and understands there are sale limitations imposed thereby and by the Securities Act. The Member further acknowledges and understands that no federal or state agency has reviewed, or is expected to review, the Member's acquisition of a Membership Interest in the Company or has passed upon, or will pass upon, its merits or those of the Company, or has any federal or state agency made any find or determination as to the fairness of these transactions.

K. **Restrictions on Transfer.** The Member understands that there will be no public market for his investment in the Company, and that transfers of the Membership Interest will be restricted under the terms of this Agreement and under federal and state law; therefore, the Member covenants and confirms that he has no need for liquidity in this investment and if this investment turned out to be a complete loss, this investment would not cause the Member any undue financial difficulties.

L. **Financial Projections.** The financial analysis and projections contained in the Information Materials have been prepared by the Manager and have not been independently reviewed or audited by accountants, and are based upon certain assumptions concerning future events made by the Manager with respect to, among other things, estimated operating income and operating expenses expected to be experienced by the Property. Each Member further represents, warrants, and understands that the actual results of operations of the Company through the operation of the Property may vary materially from the results of operations that have been projected in the Information Materials, including the budgets, estimates, and projections prepared by representatives of the Manager, and that neither the Company, the Manager, nor any of their respective Affiliates, agents, or professionals, including their accountants and attorneys, has made or is making any representation or warranty as to the ability of the Company to fulfill any forecasted results of operations.

M. **Risk Factors.** The Member acknowledges and agrees that the acquisition of the Membership Interest is suitable only for Persons with the financial capability of making and holding long-term investments not readily reducible to cash, and that an investment in the Company involves a high degree of risk, including, but not limited to, the risks factors set forth in the subscription agreement executed by each of the Members (which risk factors shall be deemed incorporated herein by this reference as though fully set forth at this point), as well as the risks identified below:

(i) The Company's interest in the Property will be subject to the risks generally incident to the management and ownership of multifamily residential real estate. For example, the Property will not be readily marketable, and there can be no assurance that the Company will be able to dispose of the Property on any particular desired date or for any particular price. No assurance can be given that the actual cost of such repairs, improvements, re-piping, and unit upgrades will not exceed the Manager's projected budget, or that while ongoing such rehabilitation work will not adversely affect the Property's occupancy rate and operations. In addition, the Property will likely require subsequent repairs and improvements as time goes on. To the extent that maintenance, repair, and capital improvement costs are greater than projected and/or are more time consuming, the Company's net operating income and/or the value of the Property may be reduced.

(ii) The property taxes in the projections appearing as part of the Informational Materials are based on the Manager's best estimate of the manner in which the Property may be re-evaluated by the taxing authorities. It is possible that the taxing authorities may utilize a higher value than that which the Manager has assumed in preparing such projections. To the extent that the actual property taxes payable with respect to the Property are greater than estimated in the projections, the net operating income for the Property will be reduced.

(iii) The Property will need to conform with the requirements of all of the applicable regulatory agencies and other factors affecting real estate values, including, but not limited to (a) federal, state or local regulations and controls affecting rents, prices of goods, fuel and energy consumption and prices, water and environmental restrictions, (b) increasing labor and materials costs, (c) the attractiveness to tenants of the Property and the neighborhood in which it is located, and (d) changes in real estate, environmental and zoning laws.

(iv) The Company's interest in the Property will also be subject to such risks as adverse changes in interest rates or the availability of financing, the age and condition of the Property, and the particular location of the Property; including risks associated with shortages or substantially increased costs of fuel, natural gas, water or electric power or allocations thereof by suppliers or government regulatory agencies which would adversely affect the Property's profitability.

(v) The Property will be competing for tenants with other apartment and multifamily housing developments in the areas surrounding the Property, some of which are newer and offer greater amenities than the Property, and the success the Property will also depend on the property management agent's ability to attract and retain tenants. It may be necessary to offer greater tenant move-in and rent concessions and to incur greater advertising and marketing expenses than projected in order to attract and maintain tenants at competitive rental rates. To the extent that these expenses and concessions are greater than projected, the Property's net income and, therefore, the net income of the Company will be reduced or eliminated.

(vi) The Company will maintain comprehensive insurance, including liability, loss of rents, fire, and extended coverage, which is customarily obtained for properties such as the Property. However, there are certain types of losses (generally of a catastrophic nature) that are either uninsurable or not economically insurable. Should an uninsured disaster occur to, or cause the destruction of, the Property, the Company could lose both its invested capital and anticipated profits. The cost of liability and casualty insurance has substantially increased in recent years, and certain types of insurance have become more difficult to obtain. The Company may be obliged to self-insure a portion of its insurance claims (including through substantial deductible amounts or deposits with insurance companies), in which case such coverage may not be adequate compared to the potential risks.

(vii) Ownership of the Property subjects the Company to risks relating to environmental hazards which might be uninsurable and could cause the entire loss of the Property. Because the

Company's ability to control its operations will depend on these and other factors that are beyond the control of the Manager, there can be no assurance that the Company's operations will be profitable.

(viii) The value of the Property will be subject to changes in national and local economic conditions, including substantial unemployment which could result in increased vacancy levels, rental payment defaults, and operating expenses. This, in turn, could substantially increase the risk of operating losses for the Property. The Company will be subject to the risk of loss of the Property through foreclosure (which might occur because of a number of factors). Operating expenses may increase beyond the rent levels obtainable by the Company, or rental income may decline due to market conditions, increased competition, or vacancies.

(x) The Company will be subject to risks associated with multifamily housing complexes which cannot be controlled by the Manager. These risks include limited cash flow from changes in the housing patterns in the area, increased real estate taxes, vandalism (with attendant extra repair, replacement, and security costs), rent strikes and other collection difficulties, and operating and maintenance costs that may be higher than anticipated for the Property.

(xi) The Company may at a future time be in need of additional capital to continue its operation of the Property, and, pursuant to the terms of this Agreement, the Manager has been authorized to raise additional capital through one or more private offerings of additional Membership Interests in the Company. Although the existing Members will have the first right to participate in any future private offering, any Member electing not to so participate will have his Percentage Interest in the Company diluted as a result of such nonparticipation.

(xii) Notwithstanding provisions to the contrary contained elsewhere in this Agreement, the Manager has the right pursuant to Section 4.4B(iii) hereof to sell the Company's assets, or cause or authorize the sale of the Property, at any time without obtaining the consent of the other Members, provided only that the Members have received total distributions from the Company from Cash Flow and as a result of any such sale in an amount equal to their aggregate Capital Contributions plus the Priority Return thereon.

3.8   Intentionally deleted.

3.9 **Remuneration to Members.** Except for those Members engaged by the Manager to render goods or services to the Company (which shall be on the same terms and conditions that would be available from an independent responsible third party that is willing to perform the requested service) or as otherwise specifically provided in this Agreement, no other Member is entitled to remuneration for acting in the Company business.

3.10   **Members Not Agents.** Pursuant to Section 4.1 hereof, the management of the Company is vested in the Manager. No Member, acting solely in the capacity of a Member, is an agent of the Company nor can any Member in such capacity bind nor execute any instrument on behalf of the Company.

ARTICLE 4

MANAGEMENT AND CONTROL OF BUSINESS; MEETINGS OF MEMBERS

4.1 **Management of the Company and Election of Manager.**

A. **Management of the Company by Manager.** All powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager, unless otherwise provided in the Act, the Articles, or this Agreement. A Member, unless also elected to act as the Manager, officer, or other employee, shall not participate in the day-to-day operation of the business affairs of the Company, and if so elected shall participate only within the scope of authority of such position as defined in this Agreement or elsewhere.

B. **Election of Manager by Members.**   The Company shall have one Manager. By each Member's execution of this Agreement, the Members hereby elect MM to act as the Manager of the Company. In the event of the withdrawal or removal of MM as the manager of the Company, a successor Manager shall be elected at a special meeting of the Members by the affirmative vote of a Majority-in-Interest of the Members and shall serve for a term expiring at the earlier of (i) the date on which a successor is elected and qualifies or (ii) the date on which it resigns or becomes disabled and unable to serve.

4.2   **Term of Manager.** The Manager shall continue to serve until a successor is elected and qualifies. Subject to Section 4.11 hereof, the Manager may be removed by the affirmative vote of a Super Majority-in-Interest of the Members. The Members will only have the power to remove the Manager in the case the Manager commits an act of fraud, gross negligence or willful misconduct. Any Person elected to act as the Manager to fill a vacancy shall serve as the replacement Manager until a successor is elected and qualifies. The Manager may resign upon 30 days' written notice to the Company and the Members.

4.3 **Manager's Obligations.**

A. **Specific Duties.** By their execution of this Agreement, the Members hereby acknowledge that the Manager has the authority, without further written consent or approval, to:

(i) Take all actions that may be necessary or appropriate to carry out the purposes of the Company, including, but not limited to the acquisition, ownership, financing, and operation of the Property as described in this Agreement, including, but not limited to, executing the Loan Documents (if required);

(ii) Make inspections of the Property and assure that it is being properly maintained and necessary repairs are being made;

(iii) Prepare or cause to be prepared in conformity with good business practice all reports required to be furnished to the Members or required by taxing bodies or other governmental agencies; and

(iv) Endeavor to obtain and maintain in force or cause to be obtained and maintained in force at all times such policies of insurance satisfying the requirements of any lender.

B. **Manager to Keep Safe the Funds.** The Manager shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, whether or not in their immediate possession or control. The funds of the Company shall not be commingled with the funds of any other Person and the Manager shall not employ, or permit any other Person to employ, such funds in any manner except for the benefit of the Company. The bank accounts of the Company shall be maintained in such banking institutions as are approved by the Manager and withdrawals shall be made only in the regular course of the Company business and as otherwise authorized in this Agreement on such signature or signatures as the Manager may determine.

C. **Manager to Hire Employee for Record Keeping.** The Manager may employ a competent Person to be an employee of the Company who shall be responsible for authenticating the records of the Company, including keeping correct and complete books of account which show accurately at all times the financial condition of the Company, safeguarding all funds, notes, securities, and other valuables which may from time to time come into possession of the Company, depositing all funds of the Company with such depositories as Members shall designate. Such employee shall have such other duties as the Manager may from time to time prescribe, but under no circumstance shall such employee have any of the rights, powers, responsibilities or duties of the Manager or a Member of the Company as prescribed herein or by law.

D. **Warranted Reliance by Manager on Others.** In performing its duties, the Manager shall be entitled to rely on information, opinions, reports, or statements of any attorney, public accountant, or other Person as to matters which the Manager reasonably believe to be within such Person's professional or expert competence, unless the Manager has knowledge concerning the matter in question that would cause such reliance to be unwarranted.

E. **Amendments to this Agreement.** In addition to any amendments otherwise authorized herein, amendments may be made to this Agreement by the Manager, without needing any approval of the Members, to: (i) add to the representations, duties, or obligations of the Manager or its Affiliates, for the benefit of the other Members, or to reallocate the responsibilities of the Manager among it and its Affiliates; (ii) cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with the law or with any other provision contained herein, or add to any other provision with respect to matters or questions arising under this Agreement, which will not be inconsistent with the law or with the other provisions of this Agreement and which will not have any material adverse impact on any other Member; (iii) add or delete any provision of this Agreement required to be added or deleted by the staff of a federal agency or by a state securities commissioner or similar official, which addition or deletion is deemed by the agency or official to be for the benefit or protection of the Members; and/or (iv) update, from time to time, Exhibit A hereto to reflect transfers of Membership Interests, increases in the aggregate Capital Contributions made to the Company by each Member acquiring additional Membership Interests and the changes in each Member's Percentage Interest as a result thereof, or as otherwise provided in this Agreement. Any other amendments to this Agreement must be approved by a Majority-in-Interest of the Members; provided that the Members must unanimously approve and each Member must execute any amendment which would (w) modify the provisions of Article 5 (other than as a consequence of the Company raising additional capital in accordance with approval by a Majority-in-Interest of the Members), (x) extend the term of the Company, or (y) amend this Section 4.3E.

4.4 **Powers of Manager.**

A. **Powers of Manager.** Subject to Section 4.4B hereof, the Manager shall have all necessary powers to carry out the purposes, business, and objectives of the Company, including, but not limited to, the right to enter into and carry out contracts of all kinds; to employ employees, agents, consultants and advisors on behalf of the Company; to lend or borrow money and to issue evidences of indebtedness; to bring and defend actions in law or at equity; to buy, own, manage, sell, lease, mortgage, pledge or otherwise acquire or dispose of the Company property. The Manager shall have the authority to sign agreements and other documents on behalf of the Company. Without limiting the generality of this Section 4.4A and without further written consent or approval of the Members or the Lender, the Manager shall have power and authority to act on behalf of the Company subject to the limitations of the Act and the limitations set forth hereinafter, as follows:

(i) To acquire, own, and/or sell any personal properties in the name of the Company, except as otherwise provided in this Agreement;

(ii) To invest any funds of the Company temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

(iii) To execute on behalf of the Company all instruments and documents (including, without limitation, such documentation as may be required in connection with the Loan), checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of property of the Company; assignments; bills of sale; leases; operating agreements; and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company;

(iv) To employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from the Company funds; to define their duties;

(v) To retain and compensate employees and agents generally, and

(vi) To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose necessary or appropriate to the conduct of the business of the Company; provided it is in the ordinary course of business of the Company;

(vii) To cause the Company to reimburse all expenses of the Company reasonably incurred and paid by the Manager, its Affiliates, or a Member on behalf of the Company; and

(viii) To do and perform all other acts as may be necessary or advisable in connection with the conduct of the business of the Company.

B.   **Limitations on Power of Manager in Extraordinary Transactions.**   The Manager shall have no authority hereunder to cause the Company to engage in any extraordinary transaction specified in this Section 4.4B without the affirmative vote of a Majority- in-Interest of the Members or without the prior consent of any lender (if required), except as otherwise provided:

(i)   To merge the Company into a corporation, except with the unanimous consent of the Members;

(ii)   To conduct private offerings of additional Membership Interests in the Company after the Aggregate Original Capital has been received, on such terms as the Manager may deem advisable, with the prior approval from a Majority-in-Interest of the Members, and subject to the then-existing Members' first right of participation in any such future private offering as set forth in Section 3.2 hereof;

(iii) To sell, refinance, exchange or otherwise dispose of all, or substantially all, of the Company's assets including the Property. Notwithstanding the foregoing, the Members have expressly approved the Company's commitment to the Loan and Note;

(iv) To change the character of the business of the Company and 4.3E hereof;

(v) To amend this Agreement, except as provided in Sections 4.3AE; and

(vi) To enter into any other transaction described in this Agreement as requiring the consent of the Members or the prior consent of any lender.

C.   **Manager as Agent of the Company.** The Manager is the authorized agent of the Company for the purpose of its business, for purposes of the execution in name of the Company of any instrument for apparently carrying on in the usual way the day to day business of the Company and such execution binds the Company, unless such act is in contravention of the Articles or this Agreement or unless the Manager so acting otherwise lacks the authority to act for the Company and the Person with whom it is dealing has knowledge of the fact that it has no such authority.

D.   **Acts of Manager as Conclusive Evidence of Authority.** Every contract, deed, mortgage, lease and other instrument executed by the duly elected Manager, acting alone as herein provided, shall be conclusive evidence in favor of every Person relying thereon or claiming thereunder that at the time of the delivery thereof (i) the Company was in existence, (ii) this Agreement has not been amended in any manner so as to restrict the delegation of authority among the Members or the Manager, and (iii) the execution and delivery of such instrument was duly authorized by Members and/or the Manager as required by this Agreement.

4.5 **Limitations on Liability of Manager.** The Manager shall not be liable to the Company or its Members and shall be indemnified pursuant to Article 9 hereof for any loss or damage resulting from any mistake of fact or judgment or any act or failure to act unless the mistake, act or failure to act results directly from the Manager's fraud, gross negligence or willful misconduct.

4.6 **Remuneration to Property Manager.**

    A. **Property Management Agent.** MM shall have the responsibility for managing the Property on behalf of the Company, including, but not limited to, obtaining and/or approving a separate property management agent for the Property (the **"Management Agent").** The Members acknowledge that the Management Agent will be paid a management fee up to 6% of the Property's gross revenue plus additional charges for specified services and expressly consent to the same (collectively, the "**Property Management Fee**").

    B. **Expense Reimbursement.** The Manager and its Affiliates shall be entitled to reimbursement for all expenses reasonably incurred and paid for on behalf of the Company; provided that neither the Manager nor its Affiliates shall be reimbursed for items that generally constitute overhead of the Manager or such Affiliate.

4.7 **Other Activities of Members and Manager Permitted.** The Members, the Manager, and their respective officers, directors, shareholders, partners, members, managers, agents, employees, and Affiliates may engage or invest, independently or with others, in any business activity of any type or description. Neither the Company nor any Member shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom. Neither the Members nor the Manager shall be obligated to present any investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. The Members and the Manager shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company and the other Members. Each Member and the Manager acknowledges that the other Members and the Manager, and their respective Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Members' and/or the Manager's time. Each Member and the Manager hereby waives any and all rights and claims which they may otherwise have against the other Members, the Manager, and their respective officers, directors, shareholders, partners, members, managers, agents, employees, and Affiliates as a result of any of such activities.

4.8 **Meetings of Members.**

A. **Power to Call Meeting.** Meetings for any purpose or addressing any matter on which Members may vote, unless otherwise proscribed by the Act, may be called by written demand of the Manager or by any Member or the Members representing 10% or more of the Percentage Interests.

B. **Date, Time, and Place of Meeting.** Meetings of Members may be held at such date (which shall not be less than ten days nor more than sixty days from the date of the notice in the case of a meeting called by the manager, and not less than ten days nor more than sixty days from the Manager's receipt of the request for a meeting called by the Members), time and place within Los Angeles County as shall be stated in the notice of the meeting or in a duly executed and delivered waiver of notice.

4.9 **Notices, Voting, and Procedures at Meetings.**

A. **Required Notification of Meetings of Members.** Members calling a meeting shall provide notice, including the date, time, and place of such meeting and a description of the purposes for which the meeting is called, to each Member of record entitled to vote at the meeting. Notice of the meeting shall be given in accordance with Section 11.11 hereof. A Member may waive notice of any meeting, before or after the date of the meeting, by delivering a signed waiver to the Company for inclusion in the minutes of the Company. A Member's attendance at any meeting, in person or by proxy (i) waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

B. **Record Date for Eligibility of Members to Vote.** The record date for the purpose of determining the Members entitled to notice of a meeting of Members, for voting, or for taking any other action shall be the immediately preceding business day prior to the date of the meeting or other action.

C. **Voting by Members at Meeting.** A Member may appoint a proxy to vote or otherwise act for the Member pursuant to a written appointment form executed by the Member or the Member's duly authorized attorney-in-fact. An appointment of a proxy is effective when received by the other Members. A proxy appointment is valid for eleven months unless otherwise expressly stated in the appointment form.

D. **Relative Weight of Votes of Members at Meeting.** At any meeting of Members, each Member entitled to vote shall have a number of votes equal to their respective Percentage Interests in the Company. Presence of Members holding a Majority-in-Interest constitutes a quorum. Except as otherwise provided in this Agreement or the Act, action on a matter is approved if it receives affirmative approval by a Majority-in-Interest of the Members.

E. **Telephonic Participation by Member at Meeting.** Members may participate in any meeting by, or through the use of, any means of communication by which all Members participating may simultaneously hear each other during the meeting. A Member so participating is deemed to be present in person at the meeting.

4.10 **Action Taken by Written Consent by Members Without Meeting.** Any action required or permitted to be taken at a meeting may be taken without a meeting if the action is taken by Members having not less than the minimum number of votes that would be necessary to authorize to take that action at a meeting at which a quorum was present and voted. The action must be evidenced by one or more written consents describing the action to be taken, signed by Members having not less than the minimum number of votes that would be necessary to authorize the Manager to take that action, and delivered to the Company.

4.11 **Special Removal Rights.**

A. The Members having at least an aggregate 10% Percentage Interest in the Company may call a special meeting as provided in Section 4.8 hereof to consider whether a **"Major Default"** (as defined below) has occurred. At such special meeting, if a Super Majority- in-Interest of the Members vote affirmatively that a Major Default has occurred, written notice shall be given to the Manager of their determination, including the specific facts and circumstances giving rise to the Major Default. The Manager shall then have 60 days after receipt of such notice to cure the Major Default or otherwise persuade the Members not to take any further action pursuant to this Section 4.11, in which event it shall remain as the Manager. If the Manager has been diligently prosecuting a cure, the 60-day cure period may be extended for one or more 30-day periods as long as such extension would not have a material adverse effect on the Company or the Property. A Major Default is defined to mean either (i) an act performed or omitted to be performed by the Manager on behalf of the Company which constitutes fraud, negligence, or willful misconduct, or (ii) if the Manager becomes Bankrupt.

B. If at the end of the stated cure period as it may be extended from time to time the Manager has not cured the Major Default, the Members having at least an aggregate 10% Percentage Interest in the Company may call another special meeting at which a Super Majority-in-Interest of the Members may affirmatively vote to remove the Manager. If a Super Majority-in-Interest of the Members approve the removal of the Manager, it shall cease to be the Manager of the Company. Thereupon, a Majority-in-Interest of the Members may, by their affirmative vote, appoint another Person to succeed the Manager to serve the Company in such capacity. If removed, the Manager shall reasonably cooperate, at the Company's expense, in effecting a transfer of the management of the Company to a new manager. Once removed, the Manager shall be relieved of any and all obligations as Manager hereunder.

ARTICLE 5

PROFITS, LOSSES, AND DISTRIBUTIONS

5.1 **Allocations of Profits and Losses.** Except as provided otherwise in Exhibit B hereto, all Profits and Losses for each Fiscal Year shall be allocated among the Members as follows:

A. **Profits Other Than From Sale or Refinancing Transaction.** Profits other than from a Sale or Refinancing Transaction for any Fiscal Year shall be allocated as follows:

(i) First, to each of the Members in proportion to the excess, if any, of the cumulative Losses previously allocated to each such Member pursuant to Sections 5.1B and 5.1D hereof over the cumulative Profits previously allocated to such Member pursuant to this Section 5.1A(i) and Section 5.1C(i) hereof, until such excess has been entirely eliminated with respect to each such Member;

(ii) Next, to each of the Members in proportion to the excess, if any, of the cumulative distributions received through the end of the subject Fiscal Year by each such Member pursuant to Sections 5.2A and 5.2B hereof, over the cumulative Profits previously allocated to such Member pursuant to this Section 5.1A(ii) and Section 5.1C(ii) hereof, until such excess has been entirely eliminated with respect to each such Member;

(iii) The balance, if any, shall be allocated among the Members in accordance with their Percentage Interests.

B. Losses Other Than From Sale or Refinancing Transaction. Losses other than from a Sale or Refinancing Transaction for any Fiscal Year shall be allocated as follows:

(i) First, an amount of such Losses equal to the aggregate positive balances (if any) in the Adjusted Capital Accounts of all Members having positive Adjusted Capital Account balances shall be allocated to such Members in proportion to their respective positive Adjusted Capital Account balances until all such positive Adjusted Capital Account balances have been entirely eliminated; and

(ii) The balance, if any, shall be allocated among the Members in accordance with their Percentage Interests.

C. **Profits From Sale or Refinancing Transaction.** Profits from a Sale or Refinancing Transaction for any Fiscal Year shall be allocated as follows:

(i) First, to each of the Members in proportion to the excess, if any, of the cumulative Losses previously allocated to each such Member pursuant to Sections 5.1B and 5.1D hereof over the cumulative Profits previously allocated to such Member pursuant to Section 5.1A(i) and this Section 5.1C(i) until such excess is entirely eliminated with respect to each Member;

(ii) Next, to each of the Members in proportion to the excess, if any, of the cumulative distributions received through the end of the subject Fiscal Year by each such Member pursuant to Sections 5.2A(ii) and 5.2B(iii) hereof, over the cumulative Profits previously allocated to such Member pursuant to Section 5.1A(ii) hereof and this Section 5.1C(ii), until such excess has been entirely eliminated with respect to each such Member;

(iii) Next, to the Members in such amounts and proportions as will most quickly cause the positive balance in each Member's Adjusted Capital Account to equal 100% of such Member's total Capital Contributions (reduced by any prior distributions to such Member pursuant to Section 5.2B(iv) hereof and assuming, for this purpose, that all allocations have already been made pursuant to Sections 5.1A, 5.1C(i) and 5.1C(ii) hereof, and that all distributions have already been made pursuant to Sections 5.2A and 5.2B(i) through 5.2B(iii) hereof); and

(iv) The balance, if any, shall be allocated among the Members in accordance with their Percentage Interests.

D. **Losses From Sale or Refinancing Transaction.** Losses from a Sale or Refinancing Transaction for any taxable year shall be allocated as follows:

(i) First, an amount of such Losses equal to the aggregate positive balances (if any) in the Adjusted Capital Accounts of all Members having positive Adjusted Capital Account balances shall be allocated to such Members in proportion to their respective positive Adjusted Capital Account balances until all such positive Adjusted Capital Account balances have been entirely eliminated; and

(ii) The balance, if any, shall be allocated among the Members in accordance with their Percentage Interests.

5.2 **Distribution of Cash Flow and Sale or Refinancing Transaction Proceeds.** Cash distributions to the Members shall be made on a monthly basis within ten days after the end of each month on the following basis:

A. **Cash Flow Distributions.** Cash Flow shall be distributed as follows:

(i) First, to establish such additional Reserves or replenish existing Reserves in such amounts as the Manager determines to be reasonably necessary;

(ii) Next, 100% to the Original Funds Members, in proportion to their respective Original Funds Percentages, until the then balances in their respective Original Funds Preferred Return Accounts have been reduced to zero.; and

(iii) Next, the balance, if any, shall be allocated among the Members in accordance with their Percentage Interests

B. **Sale or Refinancing Transaction Proceeds Distributions.** Sale or Refinancing Transaction Proceeds shall be applied in the following order of priority:

(i) First, to the payment of liabilities of the Company then due and owning to Persons other than the Manager;

(ii) Next, to the establishment of such Reserves as the Manager in its sole discretion determines to be reasonably necessary for any contingent or foreseeable liability or obligation of the Company; provided, however, that the balance of any such Reserves remaining at such time as the Manager reasonably determines shall be distributed in accordance with the remaining subparagraphs of this Section 5.2B;

(iii) Next, 100% among the Members (in the proportion to their respective entitlements pursuant to this Section 5.2B(iii)) until they have received cumulative distributions pursuant to Section 5.2A(ii) and this Section 5.2B(iii) until the balances in their respective Original Funds Preferred Return Accounts have been reduced to zero;

(iv) Next, 100% among the Members (in the proportion to their respective entitlements pursuant to this Section 5.2B(iv)) until they have received cumulative distributions pursuant to this Section 5.2B(iv) which reduce the balances in their respective Original Funds Accounts to zero; and

(v) The balance, if any, shall be allocated among the Members in accordance with their Percentage Interests

5.3 **Limitation on Distributions.** Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to any Member on account if its Membership Interest in the Company if such distribution would violate the Act.

ARTICLE 6

ACCOUNTING, RECORDS, AND REPORTS

6.1 **Accounting Decisions and Reliance on Others.** All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Manager. The Manager may rely upon the advice of the independent accountants of the Company as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

6.2 **Records and Accounting Maintained.** The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for federal income tax purposes. The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business. The Fiscal Year of the Company shall be used for financial reporting and for federal income tax purposes.

6.3 **Tax Matters Person**. The Preferred Member (or such other Person as the Preferred Member may designate from time to time) is hereby designated as the "designated partnership representative" (within the meaning of Code § 6223 as revised pursuant to the Bipartisan Budget Act of 2015) of the Company with respect to times on or after the effective date of Code § 6223 (as revised pursuant to the Bipartisan Budget Act of 2015) and as the "tax matters partner" (within the meaning of Code § 6231, as in effect immediately before the enactment of the Bipartisan Budget Act of 2015) of the Company with respect to times prior to the effective date of Code § 6223 as revised pursuant to the Bipartisan Budget Act of 2015 (in both instances, the "**Tax Matters Person**"). Each Member by the execution of this Agreement consents to such designation of the Tax Matters Person and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or advisable to evidence such consent. The Company shall indemnify and reimburse the Tax Matters Person for all expenses, including legal and accounting fees, claims, liabilities, losses and damages, incurred in connection with the exercise of the duties of the Tax Matters Person. Notwithstanding anything to the contrary in this Section 8.5, the Tax Matters Person shall not (w) extend the period of limitations for any tax year for federal, state, local or foreign income tax purposes, (x) enter into any settlement agreement that is binding upon the Members with respect to the determination of Company items of income, gain, loss, or deduction at the Company level, (y) file a petition under Code § 6226(a) (as in effect immediately before the enactment of the Bipartisan Budget Act of 2015) for the readjustment of those Company items, or (z) appeal any judicial decision with respect to any Company item, in each case without consulting with the other Members in good faith. With respect to times on or after the effective date of Code § 6223 (as revised pursuant to the Bipartisan Budget Act of 2015), the Tax Matters Person may, in its sole and absolute discretion, cause the Company to elect the application of Code § 6226 (as revised pursuant to the Bipartisan Budget Act of 2015).

ARTICLE 7

RESTRICTIONS ON TRANSFERS AND ASSIGNMENT

7.1 **Restrictions on Transfer and Assignment.** Subject to the Loan Documents and except as provided in Sections 7.8 and 7.9 hereof, no Member shall be entitled to assign, convey, sell, encumber or in any way alienate all or any part of a Membership Interest or withdraw as a Member unless (a) such transaction either is permitted under Section 7.8 hereof; and (b) all of the provisions of this Article 7 have been complied with in connection with such transaction and such transferor Member is not otherwise in default under any provision of this Agreement. To the fullest extent permitted by law, transfers in violation of this Section 7.1 shall only be effective to the extent set forth in Section 7.5 hereof.

7.2 **Further Restrictions on Transfer.** To the fullest extent permitted by law, subject to the Loan Documents and except as provided in Section 7.8 hereof, in addition to other restrictions found in this Agreement, no Member shall assign, convey, sell, encumber or in any way alienate all or any part of a Membership Interest under this Article 7, (a) without registration under applicable federal and state securities laws, or unless it delivers an opinion of counsel satisfactory to the Company that registration under such laws is not required, or (b) if the Membership Interest to be sold or exchanged, when added to the total of all other Membership Interests sold or exchanged in the preceding 12 consecutive months, would result in the termination of the Company under Code Section 708 or any similar provision (unless the Manager determines that such a termination would not have any material adverse effect on the Members or the Company).

7.3 **Substitution of Members After Transfer.** A transferee of a Membership Interest shall have the right to become a substitute Member only if (a) the requirements of Section 7.2 (relating to securities and tax requirements) hereof are met, (b) such Person executes an instrument satisfactory to the Manager accepting and adopting the terms and provisions of this Agreement, including, but not limited to, the obligations of the Members set forth in Article 3 hereof, and (c) such Person pays all expenses in connection with its admission as a new or substituted Member. An assignee who becomes a substituted Member has, to the extent assigned, the rights and powers of a Member under this Agreement and the Act.

7.4 **Effective Date of Permitted Transfers.** Any permitted transfer of all or any portion of a Membership Interest will take effect on the first day of the month following receipt by the Members of written notice of transfer. Any transferee of a Membership Interest shall take such Membership Interest subject to the restrictions on transfer imposed by this Agreement.

7.5 **No Effect to Transfers in Violation of Agreement.** Upon any transfer of an Economic Interest in violation of this Agreement, the transferor Member shall be in material default of this Agreement and the transferee shall have no right to participate in the management of the business and affairs of the Company or to become a Member, but such transferee shall only be entitled to receive the share of Profits or other compensation by way of income and the return of contributions to which the transferor of such Economic Interest would otherwise be entitled. Until the transferee of an Economic Interest becomes a Member, the transferor Member continues to be a Member and to have all obligations and liabilities of, and the power to exercise any rights and powers of a Member, including the right to vote.

7.6 **Consequences of Pledge or Grant of Security Interest.** The pledge or granting of a security interest, lien or other encumbrance in or against any or all of a Membership Interest shall, to the fullest extent permitted by law, be void and shall not, to the fullest extent permitted by law, cause the Member to cease to be a Member or to grant anyone else the power to exercise any rights or powers of a Member.

7.7 **Right of First Refusal.** Except for transfers pursuant to Section 7.8 hereof, each time a Member proposes to transfer (or, to the fullest extent permitted by law, is required by operation of law or other involuntary transfer) any or all of the Membership Interest (the **"Target Interest"),** standing in such Member's name or owned by him during the term of this Agreement, such Member (the **"Grantor")** must first offer the Target Interest to the other Members (individually, a **"Grantee"** and collectively, the **"Grantees"),** pro rata based on their Percentage Interests by giving written notice (the **"Transfer Notice")** of the terms and conditions on which the Grantor is willing to assign the Target Interest. The Grantees shall have 30 days after the date of receipt of the Transfer Notice within which to notify the Grantor that it accepts the offer of the Grantor on the same terms and conditions described in the Transfer Notice. If the Grantees accept the offer of the Grantor, the closing of such Assignment to the Grantees shall take place pursuant to the terms of the Transfer Notice. If a Member does not exercise its right with respect to all of its pro rata share of the Target Interest within the 30-day period, the other Members shall, for a period of 15 days following the expiration of said 30-day exercise period, have the right to purchase the balance of the Target Interest, exercisable by delivery of written notice to the Grantor prior to the expiration of such 15-day exercise period. Subject to the provisions of this Article 7, any Target Interest not acquired by the Members may be sold to third-parties at the price and on the terms and conditions stated in the Transfer Notice within 120 days after the date of the Transfer Notice. At the end of said 120-day period, the right of the Grantor to make an Assignment of the Target Interest free from the right of first refusal hereby granted shall terminate, and the provisions of this Section 7.7 shall apply to any subsequent proposed Assignment of the Target Interest by the Grantor. If any Person purchases the Target Interest pursuant to the terms of this Section 7.7 following the Grantees' failure to exercise the option to purchase hereby granted, the right to purchase granted hereby shall nevertheless be in effect with respect to any subsequent Assignment by such purchaser.

7.8 **Permitted Transfers.** Notwithstanding Section 7.1 or Section 7.7 hereof but subject to the Loan Documents, a Member may transfer all of his Membership Interest in a single transaction: (a) to a trust with respect to which the Member is a trustee established solely for the benefit of a member or members of such Person's immediate family (i.e., spouse, sibling, parent, grandparent or direct lineal descendant) or (b) the estate of any of the foregoing by gift, will or intestate succession; provided that (i) the Member or its representative notifies the Company and the other Members in writing of such transfer and (ii) the proposed transferee agrees to be bound by the terms and provisions of this Agreement and does become a party to this Agreement immediately upon the receipt of such Membership Interest.

7.9 **Additional Rights of the Manager.** Notwithstanding anything in this Article 7 to the contrary but subject to the Loan Documents, the Manager shall have the right to assign, convey, and sell such portion of its Membership Interest, without the consent of any other Member. Any transferee or assignee of such portion of the Manager's Membership Interest shall have the right to become a substitute Member upon (a) its execution of an amendment to this Agreement satisfactory to the Manager, in which the transferee or assignee agrees to comply with and to adopt all of the terms and provisions of this Agreement, and (b) the Manager pays all expenses in connection with the transferee's or assignee's admission as a new or substituted Member.

7.10 **Admission Amendments.** Amendments admitting a permitted transferee or assignee of a Membership Interest as a Member shall be effective upon the execution by the Manager, the Member making such transfer or assignment, and the permitted assignee. None of the other Members shall be required to or have any right to sign such admission amendment.

ARTICLE 8

DISSOLUTION AND WINDING UP

8.1 **Conditions of Dissolution.** The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of the following:

A. From and after full satisfaction of the Loan and upon a determination by all of the Members that the Company shall be dissolved and wound up;

B. If the Manager is removed and a successor manager is not appointed within 90 days following the date on which the Manager is finally removed and ceases to be the manager pursuant to Section 4.11 hereof, unless all of the Members elect to otherwise continue the business of the Company;

C. The sale of all or substantially all of the assets of the Company;

D. The entry of a decree of judicial dissolution by a court of competent jurisdiction providing for the dissolution of the Company; or

E. The termination of the legal existence of the last remaining Member of the Company or the occurrence of any other event which terminates the continued membership of the last remaining Member of the

Company in the Company unless the Company is continued without dissolution in a manner permitted by this Agreement or the Act.

8.2 **Order of Payment of Liabilities Upon Dissolution.** In settling accounts of the Company after dissolution, Members shall settle the liabilities of the Company with payments in the following order, as required by the Act:

A.   To creditors other than Members, in the order of priority as provided by law;

B.   To creditors who are Members, in order of seniority; and

C.   To the Members in accordance with their respective positive Adjusted Capital Account balances.

8.3   **Limitations on Payments Made on Dissolution.**   Except as   otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely at the assets of the Company for the return of its positive Adjusted Capital Account balance. Members winding up the affairs of the Company shall be entitled to reasonable compensation.

8.4   **Withdrawal/Admission of a Member.** The bankruptcy, death, dissolution, liquidation, termination or adjudication of incompetency of a Member (a **"Defunct Member")** shall not, in and of itself, cause the termination or dissolution of the Company and the business of the Company shall continue. Upon any such occurrence, the trustee, receiver, executor, administrator, committee, guardian or conservator of such Defunct Member shall have all the rights of such Member for the purpose of settling or managing its estate or property, subject to satisfying conditions precedent to the admission of such assignee as a substitute Member. The transfer by such trustee, receiver, executor, administrator, committee, guardian or conservator of any Membership Interest shall be subject to all of the restrictions hereunder to which such transfer would have been subject if such transfer had been made by such Defunct Member. The foregoing shall apply to the extent permitted by applicable law. The admission of one or more additional Members shall not cause the termination or dissolution of the Company and the business of the Company shall continue.

ARTICLE 9

INDEMNIFICATION OF MEMBERS, MANAGER, EMPLOYEES, AND OTHER AGENTS

9.1   **Agent, Proceedings, and Expenses.** For the purposes of this Article, "agent" means any Person who is or was a Member, Manager, employee or other agent of the Company; or is or was serving at the request of the Company as the Manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes, without limitation, attorney fees and costs and any fees and expenses of establishing a right to indemnification under Sections 9.4, 9.5, or 9.7 hereof.

9.2 **Actions Other than by the Company.** The Company shall indemnify any Person who was or is a party, or is threatened to be made a party, to any proceeding (other than an act by any Person on its own behalf, or an action by or in the right of the Company to procure a judgment in its favor) by reason of the fact that such Person is or was an agent of the Company, against expenses, judgments (to the fullest extent permitted by law), fines (to the fullest extent permitted by law), settlements (to the fullest extent permitted by law), and other amounts (to the fullest extent permitted by law) actually and reasonably incurred in connection with such proceeding if such Person acted in good faith and in a manner such Person reasonably believed to be in the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such Person was unlawful. To the fullest extent permitted by law, the termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such Person did not act in good faith and in a manner which such Person reasonably believed to be in the best interests of the Company or that such Person had reasonable cause to believe that such conduct was unlawful.

9.3 **Actions by the Company.** The Company shall indemnify any Person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such Person is or was an agent of the Company, against expenses actually and reasonably incurred by such Person in connection with the defense or settlement of such action if such Person acted in good faith, in a manner such Person believed to be in the best interests of the Company and its Members and was not in violation of this Agreement or any other agreement between such Person and the Company. No indemnification shall be made under this Section 9.3 for any of the following:

A. In respect of any claim, issue or matter as to which such Person shall have been adjudged to be liable to the Company in the performance of such Person's duty to the Company and its Members, unless and only to the extent that the court in which the action was brought shall determine upon application that, in view of all the circumstances of the case, such Person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine;

B. Of amounts paid in settling or otherwise disposing of a pending action without court approval; or

C. Of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

9.4 **Successful Defense by Agent.** To the extent that an agent of the Company has been successful on the merits in defense of any proceedings referred to in Sections 9.2 or 9.3 hereof, or in defense of any claim, issue or matter therein, such agent shall be reimbursed for expenses actually and reasonably incurred by the agent in connection therewith.

9.5 **Required Approval.** Except as provided in Section 9.3 hereof, any indemnification under this Article 9 shall be made by the Company only if authorized in the specific case on a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in Sections 9.2 or 9.3 hereof, by any of the following:

A. An affirmative vote of the Manager and a Majority-in-Interest of the Members who are not parties to such proceeding;

B. If such affirmative vote of the Manager and a Majority-in-Interest of the Members is not obtainable, by independent legal counsel in a written opinion; or

C. By order of the court in which the proceeding is or was pending, on application made by this Company or the agent or the attorney or other Person rendering services in connection with the defense, whether or not such application by such agent, attorney or other Person is opposed by the corporation.

9.6 **Advance of Expenses.** Expenses incurred in defending any proceeding may be advanced by the Company before the final disposition of the proceeding on receipt of an undertaking by or on behalf of the agent to repay the amount if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this Article 9.

9.7 **Rights to Indemnity.** The indemnification provided by this Article 9 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under this Agreement or other agreement, vote of Members or otherwise, both as to action in an official capacity and as to action in another capacity. The rights to indemnity hereunder shall continue as to a Person who has ceased to be a Member, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the Person.

9.8 **Other Contractual Rights.** Nothing contained in this Article 9 shall affect any right to indemnification to which Persons other than the Manager, Members and officers of the Company may be entitled by contract or otherwise.

9.9 **Limitations.** No indemnification or advance shall be made under this Article 9, in any circumstance where it has been determined by a court of competent jurisdiction that any act or failure to act by the Manager constitutes gross negligence, fraud, or willful misconduct, or where it appears that such indemnification would be inconsistent with any:

A. Provision of this Agreement, a resolution of the Members or an agreement in effect at the time of accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

B. Condition expressly imposed by a court in approving a settlement.

9.10 **Insurance.** Upon and in the event of a determination by the Members to purchase such insurance, the Company shall purchase and maintain insurance on behalf of any agent of the Company against any liability asserted against or incurred by such agent in such capacity or arising out of such agent's status as such whether or not the Company would have the power to indemnify such agent against such liability under the provisions of this Article 9.

ARTICLE 10

REQUIRED ARBITRATION OF DISPUTES

No party to this Agreement shall initiate any legal action in any court with respect to any dispute that relates to performance of this Agreement, including, but not limited to, the acts or omissions of any Member, the Manager, or the Company relating to performance of this Agreement, the rights, duties, and liabilities under this Agreement of any Member or the Manager with respect to any other Member or the Company, or any claims or controversies that relate in any way to performance of this Agreement, unless and until the party (or the Company) provides written notification of the dispute (a **"Dispute Notice")** to the other Members and the Manager, and the Company submits the dispute to the arbitrators to render a decision in accordance with this Article. Any such action to enforce or interpret this Agreement or to resolve disputes relating to this Agreement between the Members or by or against any Member or the Manager shall be settled by arbitration in accordance with the rules of the American Arbitration Association, which rules are incorporated herein by this reference. The Dispute Notice shall include the nature of the matter to be resolved by arbitration. Arbitration shall be conducted in Los Angeles, California. The substantive law of the State of California shall be applied by the arbitrator to the resolution of the dispute. The parties shall share equally all initial costs of arbitration. To the fullest extent permitted by law, the prevailing party shall be entitled to reimbursement of attorney fees, costs, and expenses incurred in connection with the arbitration, including reimbursement of the prevailing party's share of the initial costs of arbitration. All decisions of the arbitrator shall be final, binding, and conclusive on all parties. Judgment may be entered upon any such decision in accordance with applicable law in any court having jurisdiction thereof.

ARTICLE 11

MISCELLANEOUS

11.1 **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and to be performed entirely therein, and each and every provision of authority or right to act, and restriction and elimination of any authority or right to act, contained in this Agreement, including the Exhibits hereto, shall be interpreted to result in such provisions being exercisable to the fullest extent permitted by law.

11.2 **Complete Agreement.** This Agreement constitutes the complete and exclusive statement of agreement among the Members relating to the Company and by and among the Manager, the Members and the Company. This Agreement supersedes all prior written and oral statements and agreements by and among the Members or by and between the Members and the Manager and no representation, statement, or condition or warranty not contained in this Agreement will, to the fullest extent permitted by law, be binding on the Manager and the Members or have any force or effect whatsoever.

11.3 **Binding Effect.** Subject to the provisions of this Agreement and the Act relating to transferability, this Agreement will be binding upon and inure to the benefit of Members, and their respective distributees, successors and assigns.

11.4 **No Third-Party Beneficiary.** This Agreement is made solely and specifically among and for the benefit of the Company and the parties hereto, and their respective successors and assigns subject to the express provisions hereof relating to successors and assigns, and no other Person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third-party beneficiary or otherwise. This Agreement is not intended for the benefit of a creditor who is not a Member and does not grant any rights to or confer any benefits on any Person who is not a Member, the Manager or an officer or agent of the Company

11.5 **Headings.** All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

11.6 **References in this Agreement.** Numbered or lettered articles, paragraphs and subparagraphs herein contained refer to articles, paragraphs and subparagraphs of this Agreement unless otherwise expressly stated. Any reference to the Code, the Act, or statutes or laws will include all amendments, modifications, or replacements of the specific sections and provisions concerned.

11.7 **Exhibits and Schedules.** All Exhibits and Schedules attached to this Agreement are incorporated and shall be treated as if set forth herein.

11.8 **Severability.** If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

11.9 **Additional Documents and Acts.** Each Member and the Manager agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

11.10 **Time of the Essence.** Time is of the essence of this Agreement; provided, however, that in the event the date for performance of any obligation hereunder shall fall on a weekend or legal holiday, then that obligation shall be performable on the next following business day.

11.11 **Notices.** Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing and will be deemed to have been given and received at the earlier of (i) the time when personally delivered to the address specified by the party to receive the notice or (ii) five days after deposited in the United States Mail for first class delivery. Such notices will be given to a Member at the address specified in Exhibit A hereto. Any Member or the Company may, at any time by giving five days' prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice will be given. A writing includes a facsimile transmission followed by deposit of the original communication in the United States Mail for first class delivery.

11.12 **Amendments.** Any and all amendments to this Agreement must be in writing and signed by the Manager, as well as such Members as may be required to approve such action as provided in Section 4.3E hereof.

11.13 **Attorneys' Fees.** To the fullest extent permitted by law, in the event that any court or arbitration proceeding is brought under or in connection with this Agreement, the prevailing party in such proceeding (whether at trial or on appeal) shall be entitled to recover from the other party all costs, expenses, and reasonable attorneys' fees incident to any such proceeding. The term "prevailing party" as used herein shall mean the party in whose favor the final judgment or award is entered in any such judicial or arbitration proceeding.

11.14 **Multiple Counterparts.** This Agreement may be executed in several counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument.

11.15 **Reliance on Authority of Person Signing this Agreement.** If a Member is not a natural person, neither the Company nor any Member will (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual or (b) be responsible for the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

11.16 **Waiver; Cumulative Rights.** Either party's delay or failure to enforce any provision or provisions of this Agreement shall not be in any way construed as a waiver of any such provision or provisions, nor prevent that party thereafter from enforcing that provision or provisions and each and every other provision of this Agreement. The rights granted all parties herein are cumulative and shall not constitute a waiver of any party's right to assert all other legal remedies available to it under the circumstances.

11.17 **No Interest in Company Property; Waiver of Action for Partition.** No Member or Assignee has any interest in specific property of the Company. Without limiting the foregoing, each Member and Assignee irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company.

IN WITNESS WHEREOF, the Manager and the Members of 729 Lime, LLC, a California limited liability company, have executed this Agreement, entered into as of September 17, 2018

MANAGER AND MEMBER: MORONGO MORAGA, LLC, a
                                          California limited liability company

                                          By: /s/ David M. Talla
                                          David M. Talla, Manager

 MEMBER: By: /s/ Rex Licklider
                                          Rex Licklider, an individual

                                          COCHISE CAPITAL, LLC, a
                                          California limited liability company

 MEMBER: By: /s/ David M. Talla
                                          David M. Talla, Manager

EXHIBIT A to

OPERATING AGREEMENT OF 729 Lime, LLC

Names, Addresses, Capital Contributions, and Percentage Interests of Members

Name	Address	Capital Contributions*	Percentage Interests	Original Funds Percentages
Morongo Moraga, LLC	1803 Pontius Avenue Los Angeles, CA 90025	Up to $752,000	70.61%	88.26%
Rex Licklider	1803 Pontius Avenue Los Angeles, CA 90025	Up to $100,000	9.39%	11.74%
Cochise Capital, LLC	1803 Pontius Avenue Los Angeles, CA 90025	$0	20%	0%
TOTAL		$852,000	100.00%	100.00%

* In the event additional Members are admitted to the Company, the Company will be recapitalized and the Capital Contributions appearing on this Exhibit A will be amended to reflect actual capital contributed by each Member. The total target capitalization will remain $852,000. Percentage Interests and Original Funds Percentages will be adjusted accordingly. The Company will maintain a current copy of Exhibit A and will make the same available for inspection upon request.

**EXHIBIT B to OPERATING AGREEMENT OF 729 LIME, LLC,
A CALIFORNIA LIMITED LIABILITY COMPANY**

Certain Tax Provisions

The provisions of this Exhibit B constitute part of the Operating Agreement of 729 Lime, LLC. In the event of any conflict or inconsistency between any portion of this Exhibit B and any other portion of said Agreement, this Exhibit B shall control; provided, however, no provision of this Exhibit B shall be of force and effect if it would violate Section 5.3 of the Main Agreement (as hereinafter defined). Unless otherwise indicated, section references contained in this Exhibit B shall refer to sections contained in this Exhibit B. The portion of said Agreement excluding this Exhibit B is referred to herein as the **"Main Agreement."**

1. Definitions. The following provisions define terms used in this Exhibit B and elsewhere in the Agreement:

1.1 **"Adjusted Capital Account"** means the bookkeeping account maintained by the Company for each Member, adjusted as provided in Section 2 hereof.

1.2 **"Adjusted Capital Account Deficit"** means, with respect to any Member, the deficit balance, if any, in such Member's Adjusted Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

    (a) Credit to such Adjusted Capital Account any amounts which such Member is obligated to restore (pursuant to the terms of a promissory note, if any, or otherwise) or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

    (b) Debit from such Adjusted Capital Account the items described in Sections (4), (5) and (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

1.3 [Intentionally deleted.]

1.4 **"Asset Value"** means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

    (a) The initial Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Company;

    (b) In the discretion of the Managers, the Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times:

(i) the acquisition of an interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(ii) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; and

(iii) the liquidation of the Company within the meaning of Treasury Regulations· Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to the clauses (i) and (ii) above may be made only if the Manager shall reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of the distribution; and

(d) The Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Adjusting Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and Section 3.3(g) hereof; provided, however, that Asset Values shall not be adjusted pursuant to this Section 1.4(d) to the extent the Manager determines that an adjustment pursuant to Section 1.4(b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 1.4(d). If the Asset Value of an asset has been determined or adjusted pursuant to Section 1.4(a), (b) or (d) hereof, such Asset Value shall thereafter be reduced by the Depreciation with respect to such asset.

1.5 **"Capital Contribution"** means, with respect to any Member, the amount of money and the initial Asset Value of any property (other than money) contributed by such Member, from time to time, to the Company (net of any liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code Section 752) with respect to the Membership Interest in the Company acquired or held by such Member as reflected on Exhibit A to the Main Agreement. Any reference in this Agreement to the Capital Contribution of a Member shall include the Capital Contributions and Additional Capital Contributions made by any predecessor in interest of such Member.

1.6 **"Code"** means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

1.7 **"Company Minimum Gain"** has the meaning set forth in Treasury Regulations Section 1.704-2(d) for "partnership minimum gain."

1.8 **"Depreciation"** means, for each fiscal year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such year or other period, except that if the Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year, "Depreciation" shall mean an amount which bears the same ratio to such beginning Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Asset Value using any reasonable method selected by the Manager.

1.9 **"Member Nonrecourse Debt"** has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4) for "partner nonrecourse debt."

1.10 **"Member Nonrecourse Debt Minimum Gain"** has the meaning set forth in Treasury Regulations Section 1.704-2(i)(2) for "partner nonrecourse debt minimum gain" and shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

1.11 **"Member Nonrecourse Deductions"** has the meaning set forth in Treasury Regulations Section 1.704-2(i)(2) for "partner nonrecourse deductions." The amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a Company fiscal year equals the excess, if any, of the net increase, if any, in the amount of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during that fiscal year, over the aggregate amount of any distributions during such year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt to the extent such distributions are from proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined according to the provisions of Treasury Regulations Section 1.704-2(i)(2). To the extent permitted by Treasury Regulations Section 1.704-2(i)(6), the Manager shall endeavor to treat distributions as having been made from the proceeds of a Member Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

1.12 **"Nonrecourse Deductions"** has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a Company fiscal year equals the excess, if any, of the net increase, if any, in the amount of Company Minimum Gain during that fiscal year, over the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined according to the provisions of Treasury Regulations Section 1.704-2(c). To the extent permitted by Treasury Regulations Section 1.704-2(h), the Manager shall endeavor to treat distributions as having been made from the proceeds of a Nonrecourse Liability only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

1.13 **"Nonrecourse Liability"** has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

1.14 **"Profits and Losses"** means, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, determined in accordance with Code Section 703(a) (and for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments for purposes of adjusting and maintaining Adjusted Capital Accounts in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv):

(a) Any income of the Company that is exempt from federal income tax, and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.14, shall be taken into account;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.14, shall be taken into account;

(c) In the event the Asset Value of any Company asset is adjusted pursuant to Section 1.4(b) or (c), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year, computed in accordance with the definition of Depreciation herein; and

(f) Notwithstanding any other provision of this Section 1.14, any items which are specially allocated pursuant to Section 3.3 or 3.4 hereof shall not be taken into account in computing Profits or Losses.

1.15 **"Treasury Regulations"** means the Income Tax Regulations, including without limitation Temporary Treasury Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

2. **Adjusted Capital Accounts.** An Adjusted Capital Account shall be established and maintained for each Member in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) and the following provisions:

2.1 **Credits.** To each Member's Adjusted Capital Account there shall be credited (i) such Member's Capital Contributions, (ii) such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated to such Member pursuant to Section 3.3 or 3.4 hereof, and (iii) the amount of any Company liabilities assumed by such Member (other than liabilities assumed by such Member which are secured by any Company property distributed to such Member).

2.2 **Debits.** From each Member's Adjusted Capital Account there shall be debited (i) the amount of cash and the Asset Value of any Company property distributed to such Member pursuant to any provision of the Agreement (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code Section 752), (ii) such Member's distributive share of Losses and any items in the nature of deductions or losses which are specially allocated to such Member pursuant to Section 3.3 or 3.4 hereof, and (iii) the amount of any liabilities of such Member assumed by the Company (other than liabilities assumed by the Company which are secured by any property contributed by such Member to the Company).

2.3 **Transfer.** In the event any interest in the Company is transferred in accordance with the terms of the Agreement, the transferee shall succeed to the Adjusted Capital Account of the transferor to the extent it relates to the transferred interest. In the case of a sale or exchange of an interest in the Company at a time when an election under Code Section 754 is in effect, the Adjusted Capital Account of the transferee Member shall not be adjusted to reflect the adjustments to the adjusted tax basis of Company property required under Code Sections 754 and 743, except as otherwise permitted by Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

2.4 **Liabilities.** In determining the amount of any liability for purposes of Sections 1.5, 2.1 and 2.2 hereof, there shall be taken into account Code Section 752(c), including without limitation, the Treasury Regulations promulgated thereunder (and any successors thereto), and any other applicable provisions of the Code and Treasury Regulations.

2.5 **Intention to Comply.** The foregoing provisions and any other provision of the Agreement relating to the maintenance of Adjusted Capital Accounts are intended to comply with Treasury Regulations Sections 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. To the extent of any inconsistency between such Treasury Regulations and the provisions set forth herein, such Treasury Regulations shall govern the maintenance of Adjusted Capital Accounts. In the event the Manager shall determine that it is prudent to modify the manner in which the Adjusted Capital Accounts, or any debits therefrom or credits thereto (including without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or a Member) are computed in order to comply with such Treasury Regulations, the Manager may make such modification, provided that it is not likely to have a material adverse effect on the amounts distributable to any Member upon the dissolution of the Company. The Manager shall also, to the extent permitted by Treasury Regulations Section 1.704-1(b)(2)(iv)(q)(i), (i) make any adjustments that are necessary or appropriate to maintain equality between the Adjusted Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

3. **Allocations.**

3.1 **General.** After giving effect to the special and curative allocations described in Sections 3.3 and 3.4 hereof, Profits and Losses shall be allocated among the Members in accordance with Section 5.1 of the Main Agreement, except that:

(a)   Any item of Profits which constitutes gain described in Section 1.14(c) shall be allocated among the Members so as to reflect the manner in which the unrealized income or gain inherent in the subject asset (that has not been reflected in the Adjusted Capital Accounts previously) would be allocated among the Members if there were a taxable disposition of such asset for its fair market value on the date of the Asset Value adjustment, except as otherwise provided in applicable Treasury Regulations; and

(b)   In no event may the Losses allocated pursuant to this Agreement exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit (ignoring, for this purpose, Section 1.2(b) hereof) at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits (ignoring, for this purpose, Section 1.2(b) hereof) as a consequence of an allocation of Losses pursuant to this Agreement, the limitation set forth in the preceding sentence shall be applied on a Member by Member basis so as to allocate the maximum permissible amount of Losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

3.2 **Dissolution.** It is the intention of the Members that upon dissolution of the Company, distributions of all Company assets will be made in accordance with the respective positive Adjusted Capital Account balances of the Members and that the allocation of Profits and Losses pursuant to the Agreement will result in positive Adjusted Capital Account balances upon dissolution which will, on a cumulative basis, result in distributions in accordance with Section 5.2 of the Main Agreement. Therefore, should there be any ambiguity with respect to the operation of the provisions of this Section 3.2 in conjunction with other provisions of the Agreement, such ambiguity shall in all cases be resolved in such a fashion to bring about the intended result.

3.3 **Special Allocations.** The following special allocations shall be made in the following order:

(a) **Company Minimum Gain Chargeback.** Notwithstanding any other provision of this Section 3, if there is a net decrease in Company Minimum Gain during any Company fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g)(2). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f)(6). This Section 3.3(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith. To the extent permitted by such Section of the Treasury Regulations and for purposes of this Section 3.3(a) only, each Member's Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to this Section 3 with respect to such fiscal year and without regard to any net decrease in Member Minimum Gain during such fiscal year.

(b)   **Member Nonrecourse Debt Minimum Gain Chargeback.** Notwithstanding any other provision of this Section 3 except Section 3.3(a) hereof, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 3.3(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.705-2(i)(4) and shall be interpreted consistently therewith. Solely for purposes of this Section 3.3(b), each Member's Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to this Section 3 with respect to such fiscal year, other than allocations pursuant to Section 3.3(a) hereof.

(c) **Qualified Income Offset.** In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections (4), (5) or (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible; provided, that an allocation pursuant to this Section 3.3(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 3 have been tentatively made as if this Section 3.3(c) were not in the Agreement.

(d) **Gross Income Allocation.** In the event any Member has a deficit Capital Account balance at the end of any Company fiscal year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 3.3(d) shall be made only if and to the extent that a Member would have a deficit Capital Account balance in excess of such sum after all other allocations provided for in this Section 3 have been tentatively made as if Section 3.3(c) hereof and this Section 3.3(d) were not in the Agreement.

(e) **Nonrecourse Deductions.** Nonrecourse Deductions for any fiscal year shall be specially allocated to the Members in accordance with their respective Percentage Interests.

(f) **Member Nonrecourse Deductions.** Any Member Nonrecourse Deductions for any fiscal year shall be specially allocated in accordance with Treasury Regulations Section 1.704-22(i)(1) to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(g) **Code Section 754 Adjustments.** To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Adjusted Capital Accounts, the amount of such adjustment to the Adjusted Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

3.4 **Curative Allocations.** The **"Regulatory Allocations"** consist of (i) allocations made to a Member (or predecessor) under Sections 3.3(c) and (d) hereof, (ii) allocations to be made to a Member (or predecessor) under Section 3.3(a) hereof to the extent the cumulative amount of such allocations exceeds the cumulative amount of Nonrecourse Deductions allocated to such Member (or predecessor), and (iii) allocations made to a Member (or predecessor) under Section 3.3(b) hereof to the extent the cumulative amount of such allocations exceeds the cumulative amount of Member Nonrecourse Deductions allocated to such Member (or predecessor). Notwithstanding any other provisions of this Section 3 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

3.5 **Tax Allocations.**

(a) **General.** Except as otherwise provided in the Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall, for each fiscal year, be allocated among the Members, solely for tax purposes (and not for purposes of determining Adjusted Capital Accounts or allocating Profits, Losses, items thereof or other items pursuant to Sections 3.1 through 3.4 hereof), in the same proportions as they are allocated Profits or Losses, items thereof, or other items pursuant to Section 3 hereof for such year.

(b) **Section 704(c).** In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company owned by the Company upon the occurrence of any of the events described in Treasury Regulations Section 1.704-(b)(2)(iv)(f)(5) shall, solely for tax purposes (and not for purposes of determining Adjusted Capital Accounts or allocating Profits, Losses, items thereof or other items pursuant to Sections 3.1 through 3.4 hereof), be allocated among the Members so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and (i) its Asset Value at the time of the contribution or as adjusted for the occurrence pursuant to Section 1.6(b) hereof, as the case may be, or (ii) its fair market value at the time of the occurrence if the Asset Value is not adjusted pursuant to Section 1.6(b) hereof. Notwithstanding the foregoing, no allocation shall be made pursuant to clause (ii) of this Section 3.5(b) if an equivalent allocation has been made pursuant to Section 3.5(a) hereof in connection with a transaction which would otherwise result in an allocation pursuant to this Section 3.5(b). The foregoing provision is intended to comply with Code Section 704(c) and with Treasury Regulations Section 1.704-1(b). To the extent permitted by the Code and Treasury Regulations, any variation referred to in this Section 3.5(b) shall be taken into account by allocations of gain from a disposition of Company property and not through allocations of depreciation.

(c) **Recapture.** Gain from the disposition of Company assets which is allocated to a Member for tax purposes shall include, to the extent possible, ordinary income consisting directly or indirectly of recaptured deductions (for depreciation or otherwise) to the same extent and in the same proportion as such deductions were previously allocated to such Member, except as otherwise required by applicable law.

(d) **Credits.** All tax credits shall be allocated among the Members in accordance with applicable law.

(e) **Excess Nonrecourse Liabilities.** Solely for purposes of determining each Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations Section 1.752-3(a)(3) (or the equivalent Sections of any earlier Treasury Regulations which may be determined to be applicable), the interest of each Member in Company Profits shall be equal to its Percentage Interest.

(f) **Code Section 751 Assets.** In the event that a Member (other than a Member who becomes a Member by purchasing the interest in the Company of another Member) is admitted (an **"Admission"**) to the Company after the date hereof or in the event that a Member's interest in Profits or Losses is increased (an **"Increase"**) after the date hereof, the Member so admitted shall obtain no interest, or the Member so increased shall obtain no greater interest than prior to the Increase, in the Company's "unrealized receivables" (as defined in Code Section 751(c)), determined immediately prior to such Admission or Increase. As the respective interests in such "unrealized receivables" of the Members who were Members prior to such Admission or such Increase are not reduced thereby, the Member so admitted or so increased shall, to the extent required, obtain a greater than proportionate interest in the Company's other assets (including the assets contributed by such Member), determined after giving effect to such Admission or Increase.

(g) **Agreement to be Bound.** The Members are aware of the income tax consequences of the allocations made by this Section 3 and hereby agree to be bound by the provisions of this Section 3 in reporting their shares of Company income and loss for income tax purposes.

(h) **Intention to Comply.** It is the intention of the Members that the provisions hereof (including those relating to allocations, distributions, Adjusted Capital Accounts and dissolution) comply with (or be interpreted so as to comply with) all tax law rules (including any Treasury Regulations promulgated from time to time under Code Section 704(b)) which set forth the requirements which must be met in order for allocations of Company income, gain, loss, deduction and credit to be respected as either (i) having substantial economic effect or (ii) being in accordance with the Member's interests in the Company. In the event of any conflict between any of the provisions hereof and such requirements, the relevant provisions hereof shall be deemed overridden by any modifying provisions which are necessary to meet the foregoing requirements; provided, that, in the event of the applicability of any such modifying provisions, the Manager shall be authorized to make such other allocations of Profits, Losses, items thereof, or other items among the Members so as to prevent any distortion of the manner in which Company distributions are intended to be made.

EXHIBIT F: SUMMARY OF THE LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in California pursuant to the California Limited liability company Act.

Initially, the Company will be owned only by the Manager, Cochise Capital, LLC, and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

Exhibit H: Financial Statements

AD√USTING ENTRIES

1352 Pittsburgh Road   Valencia, PA 16059   p: 724-898-2370   f: 724-898-4537   adjustingentries.com

Independent Accountant's Review Report

729 Lime, LLC

We have reviewed the accompanying financial statements of 729 Lime, LLC which comprise the Balance Sheet—tax basis as October 1, 2018, and the related statements of Profit and Loss—tax basis, and Statement of Cash Flows—tax basis as of October 1, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the partners' financial data and making inquiries of partnership management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. We are aware that this report is being used by 729 Lime, LLC as part of their offering disclosure.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the Partnership uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the Partnership uses for income tax purposes. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the Partnership uses for income tax purposes.

ADVANCED SOLUTIONS *in bookkeeping, payroll and taxes since 1990*

Basis of Accounting

The financial statements are prepared in accordance with the basis of accounting the Partnership uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. The Partnership uses the cash basis of accounting for income tax purposes. Our conclusion is not modified with respect to this matter.



Denise Raidna
Adjusting Entries
Valencia PA
October 23, 2018

729 Lime, LLC
Income Statement - Tax Basis
As of October 1, 2018

(Unaudited)

INCOME	$0.00
TOTAL INCOME	**$0.00**
EXPENSES	$0.00
TOTAL EXPENSES	$0.00
NET INCOME	**$0.00**

729 Lime, LLC
Balance Sheet - Tax Basis
As of October 1, 2018

(Unaudited)

ASSETS	
Current Assets	$50,050.00
Fixed Assets	$0.00
Other Assets	$0.00
TOTAL ASSETS	**$50,050.00**
LIABILITIES AND EQUITY	
Laibilities	
Current Liabilities	$0.00
Long-term Liabilitieis	$0.00
Total Liabilities	$0.00
Equity	
Opening balance	$0.00
Captial Contributions	$50,050.00
Net Income	$0.00
Total Equity	$50,050.00
TOTAL LIABILITIEIS AND EQUITY	**$50,050.00**

729 Lime, LLC
Statement of Cash Flows - Tax Basis
As of October 1, 2018

(Unaudited)

OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile to Net Cash	$0.00
Net Cash provided by operating activities	**$0.00**
INVESTING ACTIVITIES	$50,050.00
Net Cash provided by investing activities	$50,050.00
FINANCING ACTIVITIES	$0.00
Net Cash provided by financing activities	$0.00
NET CASH FOR PERIOD	**$50,050.00**
CASH AT BEGINNING OF PERIOD	$0.00
CASH AT END OF PERIOD	**$50,050.00**

729 Lime, LLC
Notes to the Financial Statements
As of October 1, 2018

(Unaudited)

Note 1 Organization

The Company was incorporated on September 7, 2018 pursuant to the Limited Liability Company Act of the State of California. The purpose and business of the company is to purchase a 13 unit multifamily building at 729 Lime Avenue in Long Beach, CA. The property is currently under contract with a purchase price of $2,100,000. The units will be renovated as they become vacant beginning in January 2019 with the work to be completed by summer of 2019.

Note 2 Income Taxes

The Company has elected to be treated as a Partnership for Federal and state of California income tax purposes. As such the Company will generally not pay income taxes as the taxable income is passed through to the partners where it is reported and taxed at the partners individual tax rate. Federal and California and income tax returns have not been filed as they are not required to be filed until the fifteenth day of the third month following the fiscal year end of December 31, 2018.